# ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062




July 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Digital Oconomy* Guide Service (DOGs) Launched -- Program Information Service Based on Broadcast Program Metadata Goes on Display at the NAB 2006;

2. Launch of Multichannel Broadcasting Service for Single Houses Employing Optical Fiber Networks and Alteration to the Service Name;

3. OptiCast to Provide CS Multichannel Broadcasting for Local Government Digitization Project in Achi-mura, Nagano Prefecture;

4. Total Registrations and Individual Subscribers as of the end of March 2006;

5. Exclusive Live Coverage of Professional Baseball Game between the Carp and the Giants by JSPORTS, a SKY PerfecTV! Sports TV Broadcaster, on April 27;

6. Regarding Press Coverage in Today's Nihon Keizai Shimbun Morning Edition;
7. Revision to Forecast of Business Results for the Fiscal Year Ending March 2006;
8. Provision of Internal Control Systems;
9. Notice of Informal Decision on Board Member Change;
10. Total Registrations and Individual Subscribers as of the end of April 2006;
11. Annual Report Release for the Fiscal Year Ended March 2006 (Consolidated Basis);
12. Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2006;
13. Summary of Business results for Fiscal Year 2005 (Supplemental Information);
14. Announcement of Partial Amendment to the Articles of Incorporation;
15. Financial Summary of FY2005 and Our Business Strategy;
16. Notice of Construction of a New Broadcasting Center;
17. Total Registrations and Individual Subscribers as of the end of May 2006;
18. Concessions for Victims of Continued Rainfall on Okinawa Main Island in Relation to July Billing Amounts;
19. Postponement of the Launch of the Digital Oconomy* Guide Service (DOGs) - Program Information Service Based on Broadcast Program Metadata -;
20. Announcement of Executive Reshuffle;
21. Notice of Convocation of the 12th Ordinary General Meeting of Shareholders;
22. Notice of Resolutions of the 12th Ordinary General Meeting of Shareholders; and
23. Brief Description of Annual Securities Report.

If you have any questions or requests for additional information, please do not hesitate to contact Atsushi Izumi of Anderson Mori & Tomotsune, Japanese counsel to the Company,

with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-6840). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Atsushi Izumi

Atsushi Izumi

Enclosure

# SKY Perfect Communications Inc.
## *News Release*





March 28, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

**Digital Oconomy* Guide Service (DOGs) Launched --**
**Program Information Service Based on Broadcast Program Metadata**
**Goes on Display at the NAB 2006**

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce the launch of a service offering information on SKY PerfectTV! programs in line with interests and preferences of individual subscribers, sent to their PCs and mobile phones. Under the name "Digital Oconomy Guide Service," or "DOGs" for short, this service will begin to be available on June 28.

The DOGs uses broadcast program metadata, which carry descriptive information on the programs, to provide program information guides. A major feature of this service is that it allows users to pre-register information on their preferences on a special website (at http://www.skydog.jp, which will be available from June 28) via a PC or a mobile phone so that program information can be selected from around 300 channels on SKY PerfecTV!, SKY PerfecTV! 110 and HIKARI PerfecTV! based on their preferences and delivered directly to their PCs or mobile phones. The DOGs adopts the Electronic Content Guide (ECG) technology developed by Sony Corporation. It supports a mechanism of appropriately delivering information associated with the metadata. With this system application, the new service provides users with timely access to program information and other related information that suit their current mood as well as those that meet their preferences.

SKY Perfect is endeavoring to create a comprehensive program information platform for offering, on the electronic program guide (EPG), on print media and on the website, program information based on metadata on broadcast programs entered by broadcasters. SKY Perfect will be using the new system to explore new styles of SKY PerfectTV! viewing enjoyment. For example, it will in future seek to develop a service linked with broadcasters based on conformity of segment information such as program features and customer preferences.

SKY Perfect will also be demonstrating the DOGs at the National Associations of Broadcasters (NAB) 2006, an international electronic media show held in Las Vegas on April 24-27, 2006, in pursuit of new business opportunities for this service, which is without global precedent. With an approximate area of 40 $m^2$, SKY Perfects' exhibition booth is numbered SL2916 and located on the first floor of the LVCC South Hall.

*Oconomy: A coined word combining 'economy' and a Japanese word 'okonomi (as you like)'.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

(Reference)

■ A conceptual diagram of the DOGs system


The New service
Provides a list of recommended programs
SKY Perfect Communications
Program information control system
Customer Center
Website
Printed material
Flyers and sales promotional materials
Electronic program guide (EPG)
Customers
Entry of program information
Broadcasters

■ A conceptual diagram of the DOGs


Mobile phone
PC
E-mail
最新情報はコチラ
2005/12/22

SKY Perfect Communications Inc. **OptiCast Inc.**

*News Release*

FILE No. 82—5113

RECEIVED

2006 JUL 10 P 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 29, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Launch of Multichannel Broadcasting Service for Single Houses Employing Optical Fiber Networks and Alteration to the Service Name

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and its wholly-owned subsidiary OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuroh Saito; "OptiCast") are pleased to announce the launch of a multichannel broadcasting service in the radio frequency (RF) system for single houses using the NTT Group's B FLET'S (Fiber-To-The-Home Internet service) following the completion of the change in registration in the broadcasting business using wired service to the Ministry of Internal Affairs and Communications pursuant to the Law Concerning Broadcast on Telecommunication Services. This service will be marketed by OptiCast Marketing Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito), a joint venture marketing company set up in December 2005 by the SKY Perfect Group, Nippon Telegraph and Telephone East Corporation (Head Office: Shinjuku-ku, Tokyo; President and Representative Director: Toyohiko Takabe; "NTT East") and Nippon Telegraph and Telephone West Corporation (Head Office: Osaka-shi, Osaka; President and Representative Director: Shunzo Morishita; "NTT West"). The sale of the service will commence on April 1 in certain area covered by NTT East.

A combination of this multichannel broadcasting service with the Internet service and optical IP telephone service provided by NTT East on a single optical fiber constitutes the triple-play service that realize the fusion of broadcasting and telecommunications.

OptiCast is changing the name of the optical-fiber multichannel service from "HIKARI PerfecTV!" to "SKY PerfecTV! HIKARI"* and introduces a new logo that accentuates the aspect of optical transmission (See the following page for details). The SKY Perfect Group will strive to additionally promote the "SKY PerfectTV!" brand in the area of triple-play services as a multichannel broadcasting service that is friendly and accessible to subscribers.

Coinciding with the launch of the SKY PerfecTV! HIKARI service for single houses, Opticast will also be adding two new key products to the existing array of package products common with SKY PerfecTV!. Priced at 4,590 yen (tax included) per month, inclusive of the basic fee (1,460 yen, tax included) and the set-top box

("STB") rental fee (315 yen, tax included), "SKY PerfecTV! HIKARI Pack" offers access to terrestrial and BS channels (including digital broadcasting) retransmission service and FM radio broadcasting as well as to 68 CS pay channels. "SKY PerfecTV! HIKARI Pack Selection," a bundle of the retransmitted channels, 50 CS pay channels, the basic fee and the STB rental fee, is available for a monthly viewing fee of 3,990 yen (tax included). Amid the progress in integration of different services including a fusion of communications and broadcasting, the competitive pricing at below 4,000 yen for a broadcasting service widens the potential to increase the number of subscribers to the triple-play services.

At the service inauguration in April and May, the service will be available in parts of the 23 wards of Tokyo. The service area will be expanded to parts of Yokohama-shi and Kawasaki-shi in Kanagawa, parts of Mitaka-shi, Fuchu-shi, Chofu-shi, Komae-shi, Koganei-shi, Musashino-shi, Kunitachi-shi, Kokubunji-shi, Kodaira-shi and Nishitokyo-shi in Tokyo and parts of Urayasu-shi, Ichikawa-shi and Funabashi-shi in Chiba in June and subsequent months.

The launch of the service takes place as part of the action specified in the Mid-Term Vision of the SKY Perfect Group published in January 2005. Information on its impact on SKY Perfect's consolidated financial results will be included in the announcement of the forecast of the consolidated results for the fiscal year ending March 2007, which is scheduled for a later date.

* The multichannel broadcasting service in Fukuyama-shi, Hiroshima, that is jointly operated with Energia Communications, Inc. will remain under the name of "HIKARI PerfecTV!"

*For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

* For customer inquires, please call:

SKY PerfectTV! HIKARI Customer Center

TEL: 0570-013-999 (045-339-0011 from mobile phones and PHS)

Business hours: 10:00-20:00

SKY Perfect Communications Inc. **OptiCast Inc.**

*News Release*

(Reference)

■ **Profile of SKY PerfectTV! HIKARI**

1. New Name and Logo of the Service

   (1) Name of the service: SKY PerfecTV! HIKARI

   (2) Service for single houses: SKY PerfecTV! HIKARI Home-Type Service

   Service for condominiums: SKY PerfecTV! HIKARI condominium-Type Service

   (3) Logo

スカパー!光

スカパー!光

2. A Conceptual System Diagram of the SKY PerfecTV! HIKARI Services



Terrestrial/BS/CS broadcasting
Internet
ISP
NTT East/West
NTT East/West
FLET'S Networks
Hikari Denwa Networks
Video Communication Netwroks
Head end
STB
Relay building
Exchange building
Single house


3. Requirement for Subscription

   Subscription to B FLET'S Hyper Family Type provided by NTT East is required.

   (SKY PerfecTV! HIKARI is unavailable on any other B FLET'S services.)

4. Initial Fee for the Service for Single Houses

   (1) Registration fee: 2,940 yen (tax included)

   * Those currently subscribing to SKY PerfecTV! or SKY PerfecTV! 110 and those who reapply for subscription not later than one year after canceling any SKY PerfecTV! services will be exempted from the subscription fee.

(2) Installation fees

1) Line installation fee*[1]: 20,790 yen (tax included)

2) TV connection fee*[2]:

- Connection by subscriber (between the line terminator (for TV) and a TV set in the same room): Free of charge
- Standard connection work (to connect between the line terminator (for TV) and a TV set in the same room): 8,925 yen (tax included)
- Multiple connection work (to install lines for a maximum of four rooms to make the service available at each of the rooms): 26,775 yen (tax included)

*1: The concessionary rate of 8,400 yen (tax included) applies when the line installation coincides with the installation of B FLET'S Hyper Family Type.

*2: Any special work other than the work specified above is subject to separate charge.

5. Lineup of New Package Products*[3]


Subscription to a Package
SKY PerfecTV! HIKARI Pack
4,590 yen (tax included)
Basic Fee: 1,480 yen
STB rental fee: 315 yen
SKY PerfecTV! HIKARI Pack for 88 channels: 3,550 yen
5,325 yen
(with a discount of 735 yen)
(Viewable channels covered by the above rate)
Terrestrial Analogue
Terrestrial digital
BS analogue
BS Digital*1
FM Radio
15 CS free channels*2
Subscription fees for your selected CS Pay channels and sets
SKY PerfecTV! HIKARI Pack Selection
3,990 yen (tax included)
Basic Fee: 1,480 yen
STB rental fee: 315 yen
SKY PerfecTV! HIKARI Pack Selection for 55 channels: 3,550 yen
4,725 yen
(with a discount of 735 yen)
(Viewable channels covered by the above rate)
Terrestrial Analogue
Terrestrial digital
BS analogue
BS Digital*1
FM Radio
15 CS free channels*2
Subscription fees for your selected CS Pay channels and sets
Subscription to individual channels
Basic Fee: 1,480 yen
STB rental fee: 315 yen
1,755 yen (tax included)
(Viewable channels covered by the above rate)
Terrestrial Analogue
Terrestrial digital
BS analogue
BS Digital*1
FM Radio
15 CS free channels*2
Subscription fees for your selected CS Pay channels and sets

*1: To watch BS digital broadcasting, the rental of an upconverter (263 yen per month) is also required.

*2: The CS free channels consist of shopping channels, University of the Air and promotional channels.

*3: Current services for condominiums will be switched to the packs and sets mentioned above in July.

FILE No.
82—5113

March 31, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# OptiCast to Provide CS Multichannel Broadcasting for Local Government Digitization Project in Achi-mura, Nagano Prefecture

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), having finalized business application procedures under the Cable Television Broadcast Law with the Ministry of Internal Affairs and Communications, will launch the HIKARI PerfecTV/* CS multichannel broadcasting service, which uses available bandwidth on the optical fiber networks owned by Achi-mura in Nagano Prefecture, from April 1, 2006.

Achi-mura is located southwest of Shimoina-gun in Nagano Prefecture, where 54 villages are dotted throughout the mountainous area of the central part of Japan Alps. Under digitization projects being promoted by Achi-mura, the newly built optical fiber networks will be used for the broadcast of terrestrial analog and digital broadcasts (digital service is due to commence in October 2006), and BS analog and digital broadcasts, and OptiCast will provide the HIKARI PerfecTV/ service using available optical fiber network bandwidth. This will provide an environment for the provision of the major broadcasting services in Achi-mura over the optical fiber networks.

The service fee structure will include a registration fee of 2,940 yen (charged once only at the time of subscription), a basic monthly fee of 410 yen, a set-top box rental charge of 315 yen, the Basic Pack subscription fee of 2,100 yen (all amounts are inclusive of consumption tax), with the monthly charges for the subscriber's chosen channels being charged on top of this. At the time of its launch, this service is due to be provided to 1,800 households (single houses) within the area.

Under its digitization project, Achi-mura has more or less completed their upgrade to a high-speed communications network operating over a optical fiber network that will service the entire district, with the exception of the area that was formerly Namiai-mura, which merged with Achi-mura in January 2006. From April 1, it is expected that triple-play service will be available. Triple-play service encompasses television,

including the HIKARI PerfecTV! service, Internet, and IP telephone services. An opening ceremony for the new station will be held at the Achi-mura Town Office on April 3, 2006.

Under the Law Concerning Broadcast on Telecommunications Service, OptiCast deploys multichannel broadcasting services that use available bandwidth on optical fiber networks owned by telecommunications carriers. In addition to this, OptiCast is also involved in the video-distribution business through a channel leasing arrangement with cable television operators under the Cable Television Broadcast Law. Achi-mura is only the second location where this service has been deployed, following on from the deployment of service over the optical fiber networks owned by Cable City Yokohama in the Minato Mirai 21 district, and this is the first time this service has been deployed in conjunction with local government. In the future, too, OptiCast is planning to promote the provision of cable services through channel leasing arrangements and various other modes, depending on the needs of the area.

The effect of the launch of this service on our Company's consolidated business results is negligible.

* From April 2006, OptiCast will change the name of the optical-fiber multichannel service from "Hikari PerfecTV!", which has been used to date, to "SKY PerfecTV! HIKARI", but the multichannel broadcast service that uses the optical fiber networks owned by Achi-mura, Nagano, and the multichannel broadcasting service in Fukuyama-shi, Hiroshima, that is jointly operated with Energia Communications, Inc. will remain under the name of "HIKARI PerfecTV!".

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.

*News Release*



April 4, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and Individual Subscribers as of the end of March 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of March 2006.

| TOTAL | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 50,090 | 36,685 |
| Churn | 36,526 | 29,635 |
| Churn Rate*3 | 10.7% | 10.1% |
| Net Increase | 13,564 | 7,050 |
| **Cumulative Total** | **4,105,977** | **3,535,756** |

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

| SKY PerfecTV! | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 27,149 | 23,332 |
| Churn | 28,814 | 27,520 |
| Churn Rate*3 | 9.2% | 10.1% |
| Net Increase | -1,665 | -4,188 |
| **Cumulative Total** | **3,736,711** | **3,254,515** |
| **SKY PerfecTV! 110** | Total Subscribers*1 | Individual Subscribers*2 |
| New Subscribers | 19,183 | 9,851 |
| Churn | 7,118 | 1,521 |
| Churn Rate*3 | 27.7% | 8.1% |
| Net Increase | 12,065 | 8,330 |
| **Cumulative Total** | **320,749** | **233,663** |
| **Cumulative Total of DTH Services** | **4,057,460** | **3,488,178** |

| Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4 | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 3,175 | 3,080 |
| Churn | 38 | 38 |
| Churn Rate*3 | 7.9% | 8.3% |
| Net Increase | 3,137 | 3,042 |
| **Cumulative Total** | **8,907** | **8,553** |
| **Other Wired Broadcasting Services*5** | **Total Subscribers*1** | **Individual Subscribers*2** |
| New Subscribers | 583 | 422 |
| Churn | 556 | 556 |
| Churn Rate*3 | 16.9% | 17.0% |
| Net Increase | 27 | -134 |
| **Cumulative Total** | **39,610** | **39,025** |
| **Cumulative Total of Wired Broadcasting Services** | **48,517** | **47,578** |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of March 2006.

| SKY PerfecTV! HIKARI | Properties that have approved service provision*6 | Properties currently receiving service*7 |
|---|---|---|
| Number of properties | 454 | 578 |
| Number of households*8 | 61,420 | 41,169 |

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

SKY Perfect Communications Inc.

# *News Release*

Please note that the announcement of number of subscribers as of the end of April 2006 is scheduled on May 8, 2006, the second business day of May for SKY Perfect, as May 1 is the company holiday in remembrance of the merger of PerfecTV! and JskyB on the day 1998.

---


* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.
*News Release*

April 17, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

## Exclusive Live Coverage of Professional Baseball Game between the Carp and the Giants by J SPORTS, a SKY PerfecTV! Sports TV Broadcaster, on April 27

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) and J SPORTS Broadcasting Corporation (Head Office: Koto-ku, Tokyo; President and Representative Director: Masayoshi Takaba), an operator of sports-dedicated channels, are pleased to announce the joint acquisition of the rights to broadcast the regular-season professional baseball game between the Hiroshima Toyo Carp and the Yomiuri Giants in the Central League, held at the Hiroshima Municipal Stadium on Thursday, April 27. The two companies will be offering exclusive live coverage of the game. The details are provided in the attached.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

J SPORTS

SKY PerfecTV!

**- SKY PerfecTV! to Cover all NPB Regular-Season Games in the 2006 Season -**

# Exclusive Live Coverage of the Professional Baseball Game between the Carp and the Giants by J SPORTS, a SKY PerfecTV! sports TV Broadcaster, on Thursday, April 27

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura, "SKY Perfect") and J SPORTS Broadcasting Corporation (Head Office: Koto-ku, Tokyo; President and Representative Director: Masayoshi Takaba)*[1], an operator of sports-dedicated channels, are pleased to announce the joint acquisition of the rights to broadcast the regular-season professional baseball game between the Hiroshima Toyo Carp and the Yomiuri Giants in the Central League, held at the Hiroshima Municipal Stadium on Thursday, April 27. The two companies will be offering exclusive live coverage of the game.

The game will be broadcast live on J sports Plus, one of the sports channels on SKY Perfect's platforms, to professional baseball fans across the country.

Including the exclusive live coverage described above, SKY Perfect is offering coverage of all regular-season professional baseball games, both in the Central League and in the Pacific League, in the 2006 season. To continue to respond to the passionate demand of professional baseball fans all over the country, SKY Perfect will provide coverage that is rich in both quantity and in quality, contributing to the future success of Japanese professional baseball.

**<Overview of the Exclusive Live Coverage>**

- Game: The sixth regular-season professional baseball game between the Hiroshima Toyo Carp and the Yomiuri Giants in the Central League, due to start at 18:00
- Channel: J sports Plus - Ch. 308 on SKY PerfecTV! and Ch. 253 on SKY PerfecTV! 110
- Date and Time: Thursday, April 27, from 17:45 until the end of the game, exclusively broadcast live from the Hiroshima Municipal Stadium, with Toshiharu Shimamura as announcer and Mitsuo Tatsukawa and others as commentators

(*1) Corporate Profile of J SPORTS Broadcasting Corporation

J SPORTS Broadcasting Corporation plans and produces programs covering sporting events in and outside Japan to provide four sports-dedicated channels; namely J sports ESPN, J sports 1, J sports 2 and J sports Plus; on SKY PerfecTV!, SKY PerfecTV! 110 and cable television platforms.

For Japanese professional baseball, it broadcasts a total of over 460 games from the beginning to the end of each game, centered on live coverage of those games hosted by seven teams in the Central and Pacific Leagues, namely the Fukuoka Softbank Hawks, the Seibu Lions, the Orix Buffaloes, the Chunichi Dragons, the Yokohama BayStars and the Hiroshima Toyo Carp.

<Reference 1>

Breakdown of SKY Perfect's Professional Baseball Coverage
Scheduled for Season 2006 (as of April 17, 2006)

- Full coverage: 819 games
- "Top-and-relay" coverage (Live complete-game coverage): 19 games
- Recorded coverage: 8 games
- Total: 846 games (all regular-season games)

Track record in Season 2005

- Full coverage: 784 games
- "Top-and-relay" coverage (Live complete-game coverage): 49 games
- Recorded coverage: 7 games
- Total: 840 games (of the 846 regular-season games)

<Reference 2>

A special-priced category set, SKY PerfecTV/ Baseball Pack, is available to viewers of Japanese professional baseball games on SKY PerfecTV/ or on SKY PerfecTV/ 110. It offers subscribers access to all regular-season games in the Japanese professional baseball leagues.

SKY PerfecTV/ Baseball Pack (Subscription fee: 3,200 yen/month)

| Channels on SKY PerfecTV/ (124/128) | Channels on SKY PerfecTV/ 110 |
|---|---|
| Ch. 258 TBS NEWS BIRD | Ch.251 J sports 1 |
| Ch. 285 sky-A | Ch.252 J sports 2 |
| Ch. 300 J sports ESPN | Ch.253 J sports Plus |
| Ch. 302 GAORA | Ch.254 GAORA |
| Ch. 306 J sports 1 | Ch.255 sky-A |
| Ch. 307 J sports 2 | Ch.256 J sports ESPN |
| Ch. 308 J sports Plus | Ch.257 Nihon TV G+ |
| Ch. 309 Nihon TV G+ | Ch.258 FUJITV 739 |
| Ch. 739 FUJITV 739 | Ch.351 TBS NEWS BIRD |

(*1) The coverage of all games includes "Top-and-Relay" coverage (Live complete-game coverage). Coverage of games in the Japan Series has yet to be finalized.

(*2) The number of games covered and the mode of coverage may be changed depending on weather conditions and unanticipated events.

---

Contact addresses for readers to be displayed on newspapers and magazines concerning the exclusive live coverage of the Carp-Giants game on Thursday, April 27:

J SPORTS Customer Center: TEL 03-5500-3488 (Business hours: 10:00-18:00, every day)
J SPORTS Website: http: //www.jsports.co.jp
SKY PerfecTV/ Customer Center: TEL 0570-039-888 (Business hours: 10:00-20:00, every day)
SKY PerfecTV/ 110 Customer Center: TEL 0570-012-110 (Business hours: 10:00-20:00, every day)
SKY PerfecTV/ Website: http://www.skyperfectv.co.jp

For any inquiries on this matter please call

Kitahara or Matsumoto, Public Relations, J SPORTS Broadcasting Corporation at TEL 03-5500-3466
Inoue, Advertising and Promotion Dept., SKY Perfect Communication Inc. at TEL: 03-5468-9057

FILE No.
82—5113

SKY Perfect Communications Inc.

*News Release*



April 22, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

**Regarding Press Coverage in Today's Nihon Keizai Shimbun Morning Edition**

SKY Perfect Communications Inc. has released the following statement in relation to the press coverage in the *Nihon Keizai Shimbun* 's Morning Edition for today, April 22, under the headline "Nito to be appointed as President: SKY Perfect Communications."

Statement

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is currently discussing on conditions of coming board members, but nothing has been decided on at this stage.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

FILE No.
82—5113

SKY Perfect Communications Inc.

*News Release*

April 28, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

## Revision to Forecast of Business Results for the Fiscal Year Ending March 2006

SKY Perfect Communications Inc. announces that the meeting of the Board of Directors held on April 28, 2006 has resolved to revise the Company's forecast business results for the fiscal year ending March 2006. The details of this revision are as follows.

1. Details of Revision to Business Results Forecasts

(Million yen)

| | FY05 Previous Forecast* | FY05 Revised Forecast | Difference | Difference (%) | Business Result FY04 |
|---|---|---|---|---|---|
| Consolidated Revenues | 82,500 | 82,300 | - 200 | - 0.2% | 74,016 |
| Consolidated Ordinary Income | 0 | 100 | 100 | —% | 3,681 |
| Consolidated Net Income | 500 | 350 | - 150 | - 30.0% | 3,709 |
| Non-Consolidated Revenues | 74,500 | 74,350 | - 150 | - 0.2% | 71,881 |
| Non-Consolidated Ordinary Income | 3,500 | 3,250 | - 250 | - 7.1% | 4,677 |
| Non-Consolidated Net Income | 3,900 | 3,450 | - 450 | - 11.5% | 4,532 |
| 〔Ref〕 Annual Dividend per Share (Yen) | 750 | 750 | — | —% | 750 |

* Based on outlooks provided in the "Revision to Forecast of Business Results for the Fiscal Year Ending March 2006 And Summary of Business Results for 3Q/FY2005 (Supplement)" released on January 25, 2006.

2. Reason for Revision

- In consequence of the cumulative number of subscribers as of the end of March 2006 come in at 3,536 thousands, considerably under the 3,558 thousands subscribers envisaged in previous forecasts, and other factors consolidated revenues were downwardly revised by 200 million yen compared to the previous forecast to 82,300 million yen, while non-consolidated revenues were also downwardly revised by 150 million yen to 74,350 million yen.

- In terms of profit and loss, despite the suppression of operating expenses, especially marketing costs, with the wrapping up of the SKY PerfecTV! free antenna installation campaign at the end of December 2005, etc., and an improvement in subsidiary profits during 4Q of the year ending March 2006, given that the development costs associated with set-top box, etc. due to be released during the year ending March 2007 are to be recognized this period, the consolidated ordinary income forecast has been upwardly revised from the previous forecast by 100 million yen to 100 million yen, while the non-consolidated ordinary income forecast has been downgraded some 250 million yen to 3,250 million yen. Moreover, in light of the fact that the loss on the retirement of fixed assets associated with the upgrading of encoders and other broadcasting equipment in 4Q was greater than previously anticipated, consolidated net income and non-consolidated net income forecasts have both been downwardly revised from previous forecasts by 150 million and 450 million yen, to 350 million and 3,450 million yen, respectively.

- With regards to dividends, while consolidated results forecasts for the fiscal year ending March 2006 have been downgraded from previous forecasts, this is also the result of the progressive implementation of measures as per the Company's Mid-Term Vision announced on January 26, 2005. In light of this fact and given the Company's non-consolidated profit levels, for the fiscal year, the Company plans to issue an ordinary dividend of 750 yen per share, in line with that of the previous fiscal year.

(Note)
The above forecasts are based on information available as of the date of this release. Please note that actual results may differ from those shown here as a result of various factors that may come into play in the future.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.

*News Release*

FILE No.
82—5113

RECEIVED

2006 JUL 10 P 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 28, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

## Provision of Internal Control Systems

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") today announced that a meeting of the Board of Directors held on April 28, 2006 passed a resolution on a basic policy (See Appendix 1) concerning the provision of internal control systems ahead of the Corporations Law coming into effect on May 1, 2006.

Under this basic policy, SKY Perfect will undertake a Project Promoting the Provision of Internal Control Systems (see Organizational Chart in Appendix 3), ensure that all employees are familiar with the SKY Perfect Code of Conduct (See Appendix 2), and will strengthen more detailed management of internal control systems across the SKY Perfect Group, as well as its subsidiaries. The Company's Chairman and Representative Director will be appointed as Chief compliance officer, while the President and Representative Director will be appointed as Risk Management Committee Chairman.

Moreover, the Company has started up a Compliance Helpline in April 2006 to serve as an internal compliance information service.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

[Appendix 1]

**Basic Policy Concerning the Provision of Internal Control Systems**

1. Systems for ensuring that the execution of duties by directors and employees is compliant with the law and Articles of Incorporation

(1) Standards relating to the system for observance of the law (hereinafter "compliance") shall be formulated, and a Code of Conduct shall be established that sets out how directors and employees should act in observance of the law, Articles of Incorporation, internal regulations, and corporate ethics.

(2) The Company shall seek to maintain and improve supervisory functions concerning the legality of the way in which directors exercise their duties through the ongoing appointment of external directors.

(3) A Chief compliance officer shall be appointed, and a Compliance Committee shall be established with the Chief compliance officer as Chairman, as well as a Compliance Secretariat to act as a secretariat for compliance. The Committee Chairman will bring the Compliance Committee issues concerning systems for instituting firm compliance within the Company (hereinafter "compliance programs") and matters related to compliance, including compliance-related problems, and shall report on the outcomes of discussions as required to the Board of Directors.

(4) The Compliance Secretariat shall maintain and manage company-wide compliance programs and shall provide education and training to directors and employees involved with compliance programs.

(5) The Internal Audit Department will audit the state of compliance.

(6) A Compliance Helpline will be introduced as a system for reporting to and consulting with relevant contacts to be established as soon as possible both within and outside the Company, for when it is found that the Company's business activities or the actions of directors or employees may be in violation of the law.

2. Systems relating to the retention and management of information relating to the exercise of work duties by directors.

(1) Information on the exercise of work duties by directors is to be retained and managed in a safe and readily accessible manner appropriate for the information storage media used, based on the Company's Document Management Rules.

(2) This information shall be stored in a location in the Head Office of the Company where it will be readily accessible should directors or auditors request to view said information.

3. Regulations and systems concerning management of the risk of loss of the Company's resources

(1) Basic Rules for Risk Management shall be established and a company-wide risk management system introduced in order to comprehensively recognize and evaluate risks associated with business operations and to handle those risks appropriately.

(2) A Risk Management Committee chaired by the President and Representative Director will be established in order to ensure the effectiveness of risk management.

(3) The Risk Management Committee will determine risk management policies, evaluate risks as part of risk management, and examine measures for the prevention of risks, and shall also seek to

implement a company-wide risk management system through the examination of specific cases. In addition, the Risk Management Committee will also establish topic-specific working groups as required, and these working groups will examine specific responses to and preventative measures for the risks associated with the topic the working group is charged with.

(4) A risk management system will be introduced that will also cover how unexpected contingencies should be handled, so that risks can be promptly and appropriately handled, the spread of any losses prevented, and any damages minimized.

(5) The Internal Audit Department shall audit the state of risk management.

(6) The President and Representative Director shall report on the state of risk management to the Board of Directors on a regular basis.

4. Systems to ensure the efficiency of the directors' execution of their duties

(1) The Board of Directors meets once a month (ordinary session), and any other time as required, and this forms the basis of the system for ensuring that directors execute their duties efficiently. In addition, the Work Authorization Rules that relate to approvals establish the authority for directors and the President to approve decisions. As a general rule, executive decisions on matters requiring the President's approval shall be made after discussion of the matter at the Management Committee (made up of Executive Directors and Executive Officers) meeting that is held once a week (ordinary session).

(2) The work duties of directors shall be clarified, and the division of duties for the exercise of said duties shall be clearly set out in the Organization Rules. Persons responsible for said duties shall also be established, and systems put in place to ensure that said duties are carried out properly and efficiently.

5. Systems for ensuring the appropriate operation in the corporate group that is made up of the Company and its subsidiaries

(1) Based on the Company's Code of Conduct, compliance will be promoted across all subsidiaries as a whole, and in each of these subsidiaries, a compliance program compliant with Company's standards will be introduced. In addition, support will also be provided for education and training to ensure a thorough understanding of compliance and to promote compliance in subsidiaries.

(2) A Compliance Helpline will be set up in subsidiaries.

(3) With regards to business management, based on the Group Company Management, the management decisions of subsidiaries shall be respected, and management shall be exercised over subsidiaries through the Company requesting reports from the subsidiaries on certain matters. Moreover, various liaison meetings and consultative meetings will be set up with subsidiaries to ensure consistency and commonality in information management and risk management, as well as efficient management.

(4) The Internal Audit Department shall conduct internal audits of subsidiaries, and report on the results of said audits to the Board of Directors of the subsidiary and the Company's Board of Directors.

(5) Regular forums for the exchange of information will be set up with subsidiary auditors.

6. Systems for employees assisting the Auditors and ensuring the independence of those employees

(1) The Internal Audit Department is required to provide assistance in audits carried out by auditors.

(2) Managers or employees of the Internal Audit Department that are requested by auditors to provide assistance shall not take instructions or orders from directors or superiors in relation to said request. In addition, consent must be obtained from the Auditors before said employees can be transferred, evaluated, or disciplined.

7. Systems for directors and employees to report to the Auditors and other systems relating to reporting to the Auditors

(1) The matters to be reported to auditors by directors and employees shall be clarified, along with the meetings auditors are to attend, and the documents auditors are to view, and directors and employees should be made thoroughly familiar with such.

(2) Irrespective of the previous paragraph, auditors shall be able to request reports from directors and employees at any time as required, shall be able to attend any meetings they deem important, and request the submission of documentation.

8. Other systems for ensuring that audits are carried out effectively by auditors

(1) The Representative Director shall hold regular meetings with auditors to facilitate communication.

(2) The Internal Audit Department shall report on internal audit plans and outcomes to auditors both on a regular basis and whenever required to facilitate open communication.

(3) A system shall be put in place that allows auditors to consult with lawyers other than the Company's legal advisors, as well as other external experts, if required.

[Appendix 2]

**The SKY Perfect Communications Code of Conduct**

SKY Perfect Communications Inc. acknowledges that we have an important responsibility to address our corporate social responsibility in the deployment of our platform business in the broadcasting and communications sectors, which is of a highly public nature.

Our top executives value the trust of our stakeholders, and lead by example in fulfilling our corporate social responsibility.

We have compiled the following Code of Conduct, which will be fully promoted and encouraged throughout the whole company under our compliance programs.

## Code of Conduct

1. Earning customer satisfaction and trust through the provision of socially beneficial services

(1) We will leverage our various content and new technologies to create time and space that will satisfy our customers.

(2) In providing services, we shall diligently observe the protection and secure management of personal information, as well as broadcast ethics.

2. Compliance and fair trade and business activities

(1) We shall act in observance of the law and in keeping with our own moral values that go above and beyond what is commonly accepted.

(2) As a platform business operator in the broadcasting and communications sectors, we shall observe intellectual property rights, endeavor to maintain appropriate pricing, and engage in fair and sound business activities.

(3) We shall clearly distinguish between public and private in ensuring that the company's work or standing is not used for personal gain, and shall maintain sound relationships with government authorities.

3. Disclosure of corporate information and communication with society

We shall endeavor to facilitate communication with stakeholders, and shall be pro-active in the proper disclosure of company information.

4. Information management

(1) Due consideration shall be given to security management in the handling of company information.

(2) Company information shall not be passed to third parties without permission to do so, nor used for non-work-related purposes.

5. Respect for individuals and workplace environment

(1) We value the diversity, different personalities, and individuality of our employees, and will provide a workplace environment that allows employees to express their creativity. We shall also pay attention to the safety of the workplace environment.

(2) All staff and employees shall refrain from committing acts of sexual harassment or making statements containing sexual innuendo that make others uncomfortable.

6. Proactive efforts to address environmental problems

We shall be constantly aware of the impact of our business activities on the environment, and shall proactively work towards protecting the environment.

7. Social contribution

(1) We are proud and honored to be working in the area of radio waves and broadcasting, which are the communal property of the nation, and we shall contribute to enhancing people's culture and welfare without forgetting our commitment to work for the good of society.

(2) We shall endeavor to provide assistance in the event of disasters, to contribute to society, and to act as a good member of society.

8. Rejection of antisocial forces

We take a resolutely firm stance against antisocial groups or individuals that pose a threat to the order of people's lives or their safety, and shall have no association with such groups or individuals whatsoever. Furthermore, we shall not provide them with any benefit or proceeds for any reason whatsoever.

9. Understanding of international rules

We understand different cultures, customs and values, and take a global view in our operations.

10. Management leading by example

(1) Managers shall lead by example in upholding the Code of Conduct.

(2) When this Code of Conduct is breached, managers themselves shall investigate the cause of such in a prompt and proper fashion, and shall endeavor to prevent a reoccurrence of said incident.

**[Appendix 3 Organization Chart]**



Shareholders' Meeting
Board of Auditors
Auditors
Board of Directors
Candidate Advisory Committee
Chairman & Representative Director
Compensation Advisory Committee
Governance Advisory Committee
Compliance Committee (Director of Compliance: Chairman & Representative Director)
Internal Audit Office
President & Representative Director
Information Disclosure Committee
Management Committee
Risk Management Committee
Executive Officer Liaison Meeting
Personal Information Management Committee
Finance & Control Group
Information Security Management Committee
Project Promoting the Provision of Internal Control Systems
Risk Management Committees

SKY Perfect Communications Inc.

*News Release*





April 28, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Notice of Informal Decision on Board Member Change

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) announces that the meeting of the Board of Directors held on April 28, 2006 has made an informal decision on a board member change. The details of the decision are as follows.

The appointment of directors and replacement auditors will be officially decided with the approval at the 12th ordinary shareholder's meeting to be held on June 27, 2006. Thereafter directors and replacement auditors will be appointed or will retire. Representative directors and the titles of directors will be officially decided at the meeting of the Board of Directors to be held on the same day.

<Candidates for director>

| Name | Reappointment or new appointment as director | Post |
|---|---|---|
| Hiroyuki Shinoki | Reappointed | Chairman and Representative Director |
| Masao Nito | Reappointed | President and Representative Director |
| Hajime Tanabe | **Newly appointed** | Executive Vice President |
| Ryoji Hirabayashi | Reappointed | Managing Director |
| Yasushi Hosoda | Reappointed | Non-Executive Director/Advisor |
| Tatsuro Saitoh | Reappointed | Non-Executive Director |
| Kikujiro Shikano | Reappointed | Non-Executive Director |
| Tatsuya Tamura | Reappointed | Non-Executive Director |
| Kageo Nakano | Reappointed | Non-Executive Director |
| Nozomu Yoshida | Reappointed | Non-Executive Director |
| Toshichika Ishihara | Reappointed | Non-Executive Director |

| | | |
|---|---|---|
| Kenji Kamimura | Reappointed | Non-Executive Director |
| Masakatsu Mori | Reappointed | Non-Executive Director |

* Messrs. Kikujiro Shikano, Tatsuya Tamura, Kageo Nakano, Nozomu Yoshida, Toshichika Ishihara, Kenji Kamimura and Masakatsu Mori meet the requirement for external directors.

<Director to retire>

| Name | Current title |
|---|---|
| Hajime Shigemura | President and Representative Director |

<Candidate for replacement auditor>

| Name |
|---|
| Fumio Koma |

*Mr. Fumio Koma meets the requirement for external auditor.

<Auditors to retire>

| Name | Current title |
|---|---|
| Tamotsu Iba | Auditor |
| Nobuyuki Kaneko | Auditor |

*Mr. Nobuyuki Kaneko is an external auditor.

(Reference)

<Incumbent auditors (excluding auditors due to retire) >

| Name | Current title |
|---|---|
| Yoshiki Hirowatari | Standing Auditor |
| Ryosuke Tsuruma | Standing Auditor |
| Masao Sakai | Auditor) |

*Messrs. Yoshiki Hirowatari, Ryosuke Tsuruma and Masao Sakai are external auditors.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

FILE No.
82—5113

SKY Perfect Communications Inc.

*News Release*

May 8, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and Individual Subscribers as of the end of April 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of April 2006.

| TOTAL | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 57,006 | 41,091 |
| Churn | 35,741 | 27,738 |
| Churn Rate*3 | 10.4% | 9.4% |
| Net Increase | 21,265 | 13,353 |
| **Cumulative Total** | **4,127,242** | **3,549,109** |

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

| SKY PerfecTV! | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 30,738 | 26,949 |
| Churn | 27,280 | 25,284 |
| Churn Rate*3 | 8.8% | 9.3% |
| Net Increase | 3,458 | 1,665 |
| **Cumulative Total** | **3,740,169** | **3,256,180** |
| **SKY PerfecTV! 110** | Total Subscribers*1 | Individual Subscribers*2 |
| New Subscribers | 23,423 | 11,398 |
| Churn | 7,897 | 1,891 |
| Churn Rate*3 | 29.5% | 9.7% |
| Net Increase | 15,526 | 9,507 |
| **Cumulative Total** | **336,275** | **243,170** |
| **Cumulative Total of DTH Services** | **4,076,444** | **3,499,350** |

| Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4 | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 2,252 | 2,161 |
| Churn | 60 | 59 |
| Churn Rate*3 | 8.1% | 8.3% |
| Net Increase | 2,192 | 2,102 |
| **Cumulative Total** | **11,099** | **10,655** |

| Other Wired Broadcasting Services*5 | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 593 | 583 |
| Churn | 504 | 504 |
| Churn Rate*3 | 15.3% | 15.5% |
| Net Increase | 89 | 79 |
| **Cumulative Total** | **39,699** | **39,104** |
| **Cumulative Total of Wired Broadcasting Services** | **50,798** | **49,759** |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of April 2006.

| SKY PerfecTV! HIKARI | Properties that have approved service provision*6 | Properties currently receiving service*7 |
|---|---|---|
| Number of properties | 438 | 650 |
| Number of households*8 | 59,666 | 46,769 |

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

(Translation)

SKY Perfect Communications Inc.
*News Release*





May 15, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Announcement of Partial Amendment to the Articles of Incorporation

SKY Perfect Communications, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) announced today that partial amendment to its Articles of Incorporation was resolved at the Meeting of the Board of Directors held on May 12, 2006, and such amendment will be discussed as an agenda at the 12th Ordinary General Meeting of Shareholders to be held on June 27, 2006. The details of such amendment are as follows:

1. Reason for Amendment

(1) The Articles of Incorporation of the Company shall be amended as follows due to the enforcement of the Corporation Act (Law No. 86 of 2005) and the Law concerning the Adjustment, etc. of the Related Laws upon the Enforcement of Corporation Act (Law No. 87 of 2005) on May 1, 2006.

(a) Establishment of Article 15. "Internet Disclosure and Deemed Provision of Reference Documents, etc. for a General Meeting of Shareholders" in order to disclose information which should be stated or indicated in the Business Reports, etc. to shareholders via internet, for the purpose of satisfactory disclosure of information on the Business Reports, etc.

(b) Amendment to Article 8. "Share Handling Regulations" of current Articles of Incorporation in order for the Share Handling Regulation to provide matters regarding handling of stock acquisition rights and exercise of voting rights by shareholders, as well as handling of shares.

(c) Amendment to Article 16. "Exercise of Voting Rights by Proxies" of current Articles of Incorporation in order to appoint the number of proxy for exercise of voting rights at a General Meeting of Shareholders as one (1), and for the purpose of proper and smooth management of a General Meeting of Shareholders.

(d) Establishment of Article 26. "Omission of Resolution of the Board of Directors" for the purpose of agile management of the Board of Directors by accepting the Directors' consents in writing or by electronic way.

(e) Establishment of Article 36. "Limited Liability Agreement with Outside Corporate Auditor" in order to appoint proper outside corporate auditors, and in order for outside corporate auditors to fully perform their expected roles.

(f) Other necessary amendments, establishments and deletions.

(2) Amendment to Article 15. "Method of Resolution" of current Articles of Incorporation for the purpose of mitigation of the quorum for Special Resolution at a General Meeting of Shareholders, and smooth discussion of matters which require Special Resolutions at a General Meeting of Shareholders.

(3) Other deletions of unnecessary articles and renumbering of articles.

2. Amendments

*Underlined to show changes

| Current | Amended |
|---|---|
| **CHAPTER I GENERAL PROVISIONS**<br><br>**ARTICLE 1.** (Not amended.)<br>to<br>**ARTICLE 3.** (Not amended.) | **CHAPTER I GENERAL PROVISIONS**<br><br>**ARTICLE 1.** (Not amended.)<br>to<br>**ARTICLE 3.** (Not amended.) |
| (Newly established.) | **ARTICLE 4. ORGANIZATION**<br><br>The Company shall have following organizations, in addition to the General Meeting of Shareholders and the Directors:<br>1. Board of Directors;<br>2. Corporate Auditors;<br>3. Board of Corporate Auditors; and<br>4. Accounting Auditors. |
| **ARTICLE 4.** (Not amended.) | **ARTICLE 5.** (Not amended.) |
| **CHAPTER 2**<br>**SHARES AND FRACTIONAL SHARES**<br><br>**ARTICLE 5. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED**<br><br>The total number of the shares authorized to be issued shall be 9,000,000. | **CHAPTER 2**<br>**SHARES**<br><br>**ARTICLE 6. TOTAL NUMBER OF SHARES WHICH CAN BE ISSUED**<br><br>The total number of the shares which can be issued shall be 9,000,000. |
| (Newly established.) | **ARTICLE 7. ISSUANCE OF SHARE CERTIFICATES**<br><br>The Company shall issue share certificates for the shares. |
| **ARTICLE 6. ACQUISITION OF OWN SHARES**<br><br>The Company can purchase its own shares by resolution of the Board of Directors pursuant to the Article 211-3, Paragraph 3, Clause 2 of the Commercial Code. | **ARTICLE 8. ACQUISITION OF OWN SHARES**<br><br>The Company can acquire its own shares by resolution of the Board of Directors by way of market transaction, etc. pursuant to the Article 165, Paragraph 2 of the Corporation Act. |

| | |
|---|---|
| **ARTICLE 7. RECORD DATE**<br><br>(1) The Company shall treat shareholders (including beneficial shareholders, hereinafter the same shall apply) registered in the Register of Shareholders (including the Register of Beneficial Shareholders, hereinafter the same shall apply) as of the close of business on March 31 of each year as entitled to exercise their rights at the Ordinary General Meeting of Shareholders regarding the relevant financial period.<br><br>(2) Not withstanding the foregoing, the Board of Directors may, by making a public announcement in advance, deem those shareholders registered in the Register of Shareholders as of the end of another day to be the shareholders entitled to exercise voting rights at the Ordinary General Meeting of Shareholders referred to in the preceding paragraph.<br><br>(3) In addition to the foregoings, if necessary, a record date may be specially set upon approval of a resolution of the Board of Directors, by making a public announcement in advance. | (Deleted.) |
| **ARTICLE 8. SHARE HANDLING REGULATIONS**<br><br>The type of shares issued by the Company, the procedures for registration of transfer of shares, registration of fractional shares, purchase of fractional shares, and any other procedures concerning handling of shares and fractional shares and relevant fees thereto shall be governed by Share Handling Regulations established by resolution of the Board of Directors, as well as by laws and regulations and by these Articles of Incorporation. | **ARTICLE 9. SHARE HANDLING REGULATIONS**<br><br>The procedures for exercise of voting rights, etc. by shareholders (including beneficial shareholders, hereinafter the same shall apply) of the Company and any other procedures concerning handling of shares and stock acquisition rights and relevant fees thereto shall be governed by Share Handling Regulations established by resolution of the Board of Directors, as well as by laws and regulations and by these Articles of Incorporation. |
| **ARTICLE 9. RIGHT OF FRACTIONAL SHAREHOLDERS**<br><br>The Company shall not grant a right to fractional shareholders to request conversion of shares provided in Article 220-3, Paragraph 1, Clause 3 of the Commercial Code. | (Deleted.) |
| **ARTICLE 10. RESTRICTION OF** | (Deleted.) |

| | |
|---|---|
| **REGISTRATION OF FOREIGNERS TO THE REGISTER OF SHAREHOLDERS**<br><br>In case that the Company is requested by persons listed below to register their names and addresses in the Register of Shareholders, and, as a result of following such request, that the total number of voting rights held by such persons constitutes one-fifth or more of the Company's total voting rights, the Company shall refuse to register their names and addresses in the Register of Shareholders.<br>1. Person who does not have Japanese nationality;<br>2. Foreign government or its representative; or<br>3. Foreign corporation or foreign entity. | |
| **ARTICLE 11. TRANSFER AGENT**<br><br>(1) The Company shall appoint a transfer agent to deal with shares and fractional shares.<br><br>(2) The Board of Directors shall select the transfer agent and its share handling office by resolution and give public notice to this effect.<br><br>(3) The Register of Shareholders and the Register of Fractional Shareholders and the Register of Lost Share Certificates shall be kept at the office of the transfer agent, which shall handle transfers, registration of fractional shares, purchase of fractional shares and any other affairs concerning handling of shares and fractional shares, and the Company shall not itself handle the same. | **ARTICLE 10. ADMINISTRANT OF THE REGISTER OF SHAREHOLDERS**<br><br>(1) The Company shall have an administrant of the Register of Shareholders.<br><br>(2) The Board of Directors shall appoint the administrant of the Register of Shareholders and its administrating office by resolution and give public notice to this effect.<br><br>(3) The Register of Shareholders (including the Register of Beneficial Shareholders, hereinafter the same shall apply), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates shall be, by delegation, prepared by the administrant of the Register of Shareholders and kept at its office, which shall handle other administrative businesses concerning the Register of Shareholders, the Register of Stock Acquisition Rights and the Register of Lost Share Certificates, and the Company shall not itself handle the same. |
| **CHAPTER 3**<br>**GENERAL MEETING OF SHAREHOLDERS**<br><br>**ARTICLE 12.** (Not amended.) | **CHAPTER 3**<br>**GENERAL MEETING OF SHAREHOLDERS**<br><br>**ARTICLE 11.** (Not amended.) |
| **ARTICLE 13.** (Not amended.) | **ARTICLE 12.** (Not amended.) |

| | |
|---|---|
| (Newly established.) | **ARTICLE 13. RECORD DATE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS**<br><br>Record date of the voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year. |
| **ARTICLE 14.** (Not amended.) | **ARTICLE 14.** (Not amended.) |
| (Newly established.) | **ARTICLE 15. INTERNET DISCLOSURE AND DEEMED PROVISION OF REFERENCE DOCUMENTS, ETC. FOR A GENERAL MEETING OF SHAREHOLDERS**<br><br>At the time of the convocation of the General Meeting of Shareholders, the Company may be deemed to have provided to shareholders the information relating to matters required to be set out or presented in the reference materials for the General Meeting of Shareholders, business reports, financial reports and consolidated financial reports (including auditing reports), by disclosing such information via internet in accordance with the Ordinance of the Ministry of Justice. |
| **ARTICLE 15. METHOD OF RESOLUTION**<br><br>Resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of shareholders present, unless otherwise provided by laws or regulations or by these Articles of Incorporation. | **ARTICLE 16. METHOD OF RESOLUTION**<br><br>(1) Resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of shareholders present who can exercise their voting rights, unless otherwise provided by laws or regulations or by these Articles of Incorporation.<br><br>(2) Resolutions provided in Article 309, Paragraph 2 of the Corporation Act shall be adopted by 2/3 or more of the voting rights at a General Meeting of Shareholders where 1/3 or more of shareholders who can exercise their voting rights are present. |
| **ARTICLE 16.** (Not amended.) | **ARTICLE 17.** (Not amended.) |
| **ARTICLE 17. MINUTES**<br><br>A summary of proceedings at each General Meeting of Shareholders and the results thereof shall be | **Article 18. MINUTES**<br><br>Minutes of each General Meeting of Shareholders shall be prepared in writing or by electronic way in |

| | |
|---|---|
| recorded in the minutes, which shall bear the names and seals or electronic signatures of the chairman and Directors present. | accordance with laws and regulations. |
| **CHAPTER 4**<br>**DIRECTORS AND BOARD OF DIRECTORS**<br><br>**ARTICLE 18. ELECTION OF DIRECTORS**<br><br>(1) (Not amended.)<br><br>(2) Resolutions to elect Directors shall be adopted by a majority of the voting rights of shareholders present, who shall represent at least 1/3 of the voting rights out of the total number of shareholders.<br><br>(3) (Not amended.) | **CHAPTER 4**<br>**DIRECTORS AND BOARD OF DIRECTORS**<br><br>**ARTICLE 19. ELECTION OF DIRECTORS**<br><br>(1) (Not amended.)<br><br>(2) Resolutions to elect Directors shall be adopted by a majority of the voting rights of shareholders present, who shall represent at least 1/3 of the voting rights of shareholders who can exercise their voting rights.<br><br>(3) (Not amended.) |
| **ARTICLE 19. TERM OF OFFICE OF DIRECTORS**<br><br>(1) The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders held for the last closing of accounts within one year after their assumption of office.<br><br>(2) (Not amended.) | **ARTICLE 20. TERM OF OFFICE OF DIRECTORS**<br><br>(1) The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders held for the financial year ending within one year after their being elected as Directors.<br><br>(2) (Not amended.) |
| **ARTICLE 20. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS**<br><br>(1) Directors who represent the Company shall be elected by a resolution of the Board of Directors.<br><br>(2) (Not amended.) | **ARTICLE 21. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS**<br><br>(1) Representative Directors shall be elected by a resolution of the Board of Directors.<br><br>(2) (Not amended.) |
| **ARTICLE 21. LIMITED LIABILITY AGREEMENT WITH OUTSIDE DIRECTOR**<br><br>(1) The Company may execute an agreement with Outside Directors concerning liability indemnity resulting from acts provided in Article 266, Paragraph 1, Clause 5 of the Commercial Code, up to a maximum of total of the amounts provided in each clause of Article 266, | **ARTICLE 22. LIMITED LIABILITY AGREEMENT WITH OUTSIDE DIRECTOR**<br><br>(1) The Company may, pursuant to Article 427, Paragraph1 of the Corporation Act, execute an agreement with Outside Directors to limit liabilities provided in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the maximum amount for indemnity shall be total of the |

| | |
|---|---|
| Paragraph 19 of the Commercial Code. | amounts provided in each clause of Article 425, Paragraph 1 of the Corporation Act. |
| **ARTICLE 22.** (Not amended.) | **ARTICLE 23.** (Not amended.) |
| **ARTICLE 23.** (Not amended.) | **ARTICLE 24.** (Not amended.) |
| **ARTICLE 24. METHOD OF RESOLUTIONS OF THE BOARD OF DIRECTORS**<br><br>Resolutions of the Board of Directors shall be adopted by a majority of the voting rights of the Directors present, at which a majority of the Directors in office is present. | **ARTICLE 25. METHOD OF RESOLUTIONS OF THE BOARD OF DIRECTORS**<br><br>Resolutions of the Board of Directors shall be adopted by a majority of the voting rights of the Directors present, at which a majority of the Directors who can cast votes is present. |
| (Newly established) | **ARTICLE 26. OMISSION OF RESOLUTIONS OF THE BOARD OF DIRECTORS**<br><br>The Company shall deem that the Board of Directors has duly adopted a resolution of a meeting of the Board of Directors when all of the Directors (limited to the Directors who can cast votes for the relevant agendum) have expressed their consents, (except for cases that the Corporate Auditors have raised objections) in writing or by electronic way. |
| **ARTICLE 25. MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS**<br><br>A summary of the proceedings at each meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and Directors and Corporate Auditors present shall affix their names and seals or electronic signatures thereto. | **ARTICLE 27. MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS**<br><br>Minutes of each meeting of the Board of Directors shall be prepared in writing or by electronic way pursuant to laws and regulations, and Directors and Corporate Auditors present shall affix their names and seals or electronic signatures thereto. |
| **ARTICLE 26.** (Not amended.) | **ARTICLE 28.** (Not amended.) |
| **CHAPTER 5**<br>**CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS**<br><br>**ARTICLE 27. ELECTION OF CORPORATE AUDITORS**<br><br>(1) (Not amended.)<br><br>(2) Resolutions to elect Corporate Auditors | **CHAPTER 5**<br>**CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS**<br><br>**ARTICLE 29. ELECTION OF CORPORATE AUDITORS**<br><br>(1) (Not amended.)<br><br>(2) Resolutions to elect Corporate Auditors |

| | |
|---|---|
| shall be adopted by a majority of the voting rights of shareholders present, who shall represent at least 1/3 of the voting rights out of the total number of shareholders. | shall be adopted by a majority of the voting rights of shareholders present, who shall represent at least 1/3 of the voting rights of shareholders who can exercise their voting rights. |
| **ARTICLE 28. TERM OF OFFICE OF CORPORATE AUDITORS**<br><br>(1) The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held for the last closing of accounts within 4 years after his/her assumption of office.<br><br>(2) The term of office of a Corporate Auditor elected to fill a vacancy shall expire at the time when the term of office of his/her predecessor would have expired. | **ARTICLE 30. TERM OF OFFICE OF CORPORATE AUDITORS**<br><br>(1) The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held for the financial year ending within 4 years after his/her being elected as Corporate Auditors.<br><br>(2) The term of office of a Corporate Auditor elected to fill a vacancy of a Corporate Auditor resigned before expiration of his/her term shall expire at the time when the term of office of his/her predecessor would have expired. |
| **ARTICLE 29. FULL-TIME CORPORATE AUDITORS**<br><br>Corporate Auditors shall by mutual agreement designate full-time Corporate Auditors from among themselves. | **ARTICLE 31. FULL-TIME CORPORATE AUDITORS**<br><br>The Board of Corporate Auditors shall by its resolution elect full-time Corporate Auditors. |
| **ARTICLE 30.** (Not amended.) | **ARTICLE 32.** (Not amended.) |
| **ARTICLE 31.** (Not amended.) | **ARTICLE 33.** (Not amended.) |
| **ARTICLE 32. MINUTES OF THE MEETING OF THE BOARD OF CORPORATE AUDITORS**<br><br>A summary of proceedings at each meeting of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes, which shall bear the names and seal impressions or electronic signatures of the Corporate Auditors present. | **ARTICLE 34. MINUTES OF THE MEETING OF THE BOARD OF CORPORATE AUDITORS**<br><br>Minutes of each meeting of the Board of Corporate Auditors shall be prepared in writing or by electronic way pursuant to laws and regulations, and Corporate Auditors present shall affix their names and seals or electronic signatures thereto. |
| **ARTICLE 33.** (Not amended.) | **ARTICLE 35.** (Not amended.) |
| (Newly established.) | **ARTICLE 36. LIMITED LIABILITY AGREEMENT WITH OUTSIDE CORPORATE AUDITOR**<br><br>The Company may, pursuant to Article 427, |

| | |
|---|---|
| | Paragraph1 of the Corporation Act, execute an agreement with Outside Corporate Auditors to limit liabilities provided in Article 423, Paragraph 1 of Corporation Act; provided, however, that the maximum amount for indemnity shall be total of the amounts provided in each clause of Article 425, Paragraph 1 of the Corporation Act. |
| **CHAPTER 6**<br>**ACCOUNTING**<br><br>**ARTICLE 34.** (Not amended.) | **CHAPTER 6**<br>**ACCOUNTING**<br><br>**ARTICLE 37.** (Not amended.) |
| **ARTICLE 35. CASH DIVIDENDS**<br><br>Cash dividends shall be paid to those shareholders or registered pledgees recorded in the Register of Shareholders as of the closing date of each financial period, and to those fractional shareholders recorded in the Register of Fractional Shareholders as of the closing date of each financial period. | **ARTICLE 38. RECORD DATE OF DIVIDENDS**<br><br>Record date of year-end dividends by the Company shall be March 31 of each year. |
| **ARTICLE 36. INTERIM DIVIDENDS**<br><br>Interim dividends may be paid to those shareholders or registered pledgees recorded in the Register of Shareholders as of the close of business on September 30 of each year, and to those fractional shareholders recorded in the Register of Fractional Shareholders as of the close of business on the same day. | **ARTICLE 39. INTERIM DIVIDENDS**<br><br>Interim dividends may be paid by the Company by resolution of the Board of Directors and the record date thereof shall be September 30 of each year. |
| **ARTICLE 37. PRESCRIPTION PERIOD FOR PAYMENT OF DIVIDENDS**<br><br>If cash dividends and interim dividends are not collected within 3 years from the date when the payment thereof becomes due, the Company shall be released from its obligation to make such payment. | **ARTICLE 40. PRESCRIPTION PERIOD FOR PAYMENT OF DIVIDENDS**<br><br>If dividend assets are constituted by money, and such dividend assets are not collected within 3 years from the date when the payment thereof becomes due, the Company shall be released from its obligation to make such payment. |

3. Schedule for Amendment

| | |
|---|---|
| Date of General Meeting of Shareholders where amendment of Articles of Incorporation will be resolved: | June 27, 2006 |
| Effective date of the above amendment: | June 27, 2006 |

---

*For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

# Financial Summary of FY2005 and Our Business Strategy

May 2006
SKY Perfect Communications Inc.

SKY PerfecTV!

Section I

## Financial Summary of FY2005

## Summary of Consolidated Statement of Income

| | FY2004 | FY2005 | Difference | 4Q FY2004 | 4Q FY2005 | Difference |
|---|---|---|---|---|---|---|
| **Number of New Individual Subscribers (thousands)** | 432 | 520 | +88 | 118 | 113 | -5 |
| **Number of Individual Subscribers at Fiscal Year-End (thousands)** | 3,310 | 3,536 | +226 | 3,310 | 3,536 | +226 |
| **Revenues:** | 74,016 | 82,329 | +8,313 | 18,427 | 20,744 | +2,316 |
| Subscriber-Related Revenues | 48,608 | 50,588 | +1,980 | 12,222 | 12,851 | +628 |
| Transmission-Related Revenues | 9,768 | 9,073 | -694 | 2,414 | 2,264 | -149 |
| Other Fees and Revenues | 15,640 | 22,667 | +7,027 | 3,790 | 5,628 | +1,837 |
| **Operating Income** | 2,826 | -261 | -3,088 | -161 | 1,139 | +1,300 |
| **Ordinary Income** | 3,681 | 106 | -3,574 | 46 | 1,181 | +1,135 |
| **Net Income** | 3,709 | 357 | -3,352 | 34 | 1,114 | +1,080 |
| **Retained Earnings** | 5,909 | 4,628 | -1,281 | 5,909 | 4,628 | -1,281 |
| **Total Dealing Amount of Subscription Fees and Others** | 136,079 | 139,322 | +3,243 | 33,653 | 34,929 | +1,276 |
| **EBITDA** | 6,734 | 4,868 | -1,866 | 937 | 2,788 | +1,851 |




## Results of Consolidated Companies

(Millions of Yen)

| Company name | SKY Perfect Communications Inc. (Non-consolidated) | Data Network Center Corporation | SKY Perfect Marketing Co., Ltd. | Samurai TV Inc. | Pay Per View Japan, Inc. | OpdCast Inc. | Cable Television Adachi Corporation | SKY Perfect Well Think Co., Ltd. | Others*1*2/ Elliminations | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Major Area of Business | | Customer Management | STB Rental Service | Broadcasting | Broadcasting | Content Distribution Services | Cable Television | Content Development and Investments | | |
| % of equity held by SKY Perfect | - | 51.0% | 51.0% | 80.3% | 65.0% | 100.0% | 77.3% | 100.0% | - | - |
| Revenus | 74,377 | 16,066 | 2,458 | 1,563 | 15,684 | 607 | 2,820 | 244 | -31,490 | 82,329 |
| Recurring Income (Loss) | 3,261 | 265 | -987 | -88 | 483 | -2,324 | 362 | -30 | -836 | 106 |
| Net Income (Loss) | 3,480 | 267 | -987 | -99 | 188 | -2,245 | 197 | -30 | -414 | 357 |

*1 Others include SKY Perfect Mobile, Information Network Koriyama, CS Now and other companies that has minor impact on consolidated financial results.

*2 Equity method companies include System Create Inc., and J SPORTS Broadcasting Corporation. The latter was counted for an equity method company as of November 2005.

## Number of New Subscribers and Churn Rate



(Thousands)
9.8%
9.2%
9.7%
8.8%
9.0%
8.3%
8.3%
160
Subscribers of Cable television Adachi 39 thousands
127
120
105
105
104
113
1Q
2Q
3Q
4Q
New Individual Subscribers FY2004
New Individual Subscribers FY2005
Of SKY PerfecTV! 110 subscribers FY2004
Annualized Churn Rate FY2004
Annualized Churn Rate FY2005
Of SKY PerfecTV! 110 subscribers FY2005





## ARPU (CS124/128 + CS110)

Subscription Fee per Subscriber



(Yen)
3,597
3,446
1Q
2Q
3Q
4Q
FY2004
FY2005
Basic fee
Monthly fee
PPV subscription fee
Revenues from own program


Subscriber-Related Revenues per Subscriber



(Yen)
1,452
1,422
1,405
1Q
2Q
3Q
4Q
FY2004
FY2005
Basic fee
Monthly commision
PPV commision
Revenues from own program

# SAC (CS124/128 + CS110)


Total SAC
(Millions of Yen)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,940
16,881
FY2004
FY2005
Sales incentives
Promotional expenses
Advertising expenses


SAC per Subscriber
(Yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
34,580
35,817
FY2004
FY2005
Sales incentives
Promotional expenses
Advertising expenses

- Expenses paid by SKY Perfect Communications and SKYPerfect Marketing.
- Advertising expenses includes the expenses related to the SKY PerfecTV! Tokyo Plage 2005 and excludes public relations costs.

<Reference>

4Q / FY04 ¥35,310 → 4Q / FY05 ¥24,783





# Consolidated Ordinary Income (Quarterly)


(Millions of Yen)
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
2,690
1,908
1,691
1,461
1,181
896
35
46
-208
99
-195
-966
1Q
2Q
3Q
4Q
FY2005
FY2004
FY2003

Consolidated Ordinary Income (Full Year)

FY2005 ¥106 million

FY2004 ¥3,581 million

FY2005 ¥4,853 million

## Summary of Consolidated Balance Sheets

**Balance Sheets: Consolidated** (Millions of Yen)

| | Fiscal Year 2004 | Fiscal Year 2005 | Difference |
|---|---|---|---|
| Current Assets | 68,815 | 58,917 | -9,897 |
| Fixed Assets | 52,317 | 74,253 | +21,936 |
| Total Assets | 121,132 | 133,171 | +12,038 |
| Current Liabilities | 25,340 | 25,848 | +508 |
| Fixed liabilities | 3,388 | 8,505 | +5,116 |
| Total Liabiliteis | 28,728 | 34,353 | +5,625 |
| Minority Interests | 2,995 | 4,818 | +1,822 |
| Common Stock | 50,037 | 50,083 | +46 |
| Capital Surpluses | 43,947 | 43,995 | +47 |
| Earned Surpluses | 5,909 | 4,628 | -1,281 |
| Unrealized (Losses) Gains on Securities | -1,213 | 5,574 | +6,787 |
| Treasury Stock | -9,272 | -10,282 | -1,009 |
| Total Shareholders' Equity | 89,408 | 93,999 | +4,591 |
| Total Liabilities, Minority Interests, and Shareholders' Equity | 121,132 | 133,171 | +12,038 |




## Summary of Consolidated Cash Flows

(Millions of Yen)

| | Fiscal Year 2004 | Fiscal Year 2005 | Difference |
|---|---|---|---|
| Net cash from Operating Activities | +4,302 | +3,582 | -719 |
| Net Cash from Investing Activities | -7,087 | +4,981 | +12,069 |
| Net Cash from Financing Activities | -10,916 | -492 | +10,423 |
| Effect of Exchange Rate Changes | +0 | +0 | -0 |
| Net Increase in Cash and Cash Equivalents | -13,701 | +8,071 | +21,773 |
| Cash and Cash Equivalents at Fiscal Year-End (A) | 32,239 | 40,310 | +8,071 |
| Cash and Negotiable Securities at Fiscal Year-End (B) | 52,251 | 40,320 | -11,931 |
| ((B)+Securities for Financial Instruments) | 79,625 | 63,046 | -16,579 |

* Difference between (A) and (B) is due to fixed-term deposits (10 million yen) with terms over 3 months.

## Section II

# Business Strategy





# Business Results Forecast for FY2006

**Number of Subscribers**

(Thousands)

| | FY2005 Results | FY2006 Forecast |
|---|---|---|
| New Individual Subs.*1 | 520 | 530 |
| Net Increase | 226 | 238 |
| Individual Subs. at Fiscal Year End | 3,536 | 3,778 |
| Total Subs. at Fiscal Year End | 4,106 | 4,488 |

**Annualized Churn Rate**

(Individual Subscribers)

| FY2005 Results | FY2006 Forecast |
|---|---|
| 8.6% | 8.9% |

**Business Results Forecast**

| | Consolidated | | | Nonconsolidated | | |
|---|---|---|---|---|---|---|
| Interim Period | FY2005 Results | FY2006 Forecast | Difference | FY2005 Results | FY2006 Forecast | Difference |
| Revenues | 41,023 | 43,000 | +1,977 | 37,133 | 38,000 | +867 |
| Ordinary Income | 108 | 1,100 | 992 | 1,026 | 1,700 | +674 |
| Net Income | -323 | -800 | -477 | 916 | 1,700 | +784 |
| Full Fiscal Year | FY2005 Results | FY2006 Forecast | Difference | FY2005 Results | FY2006 Forecast | Difference |
| Revenues | 82,339 | 90,000 | +7,661 | 74,377 | 77,000 | +2,623 |
| Ordinary Income | 106 | 1,000 | +894 | 3,261 | 6,000 | +2,739 |
| Net Income | 357 | 1,500 | +1,143 | 3,480 | 6,000 | +2,520 |

*1 Forecast of the number of new individual subscribers is 530 thousand.
(SKY PerfecTV! : 250 to 300 thousands, SKY PerfecTV! 110: 180 to 200 thousands, Wired services: 70 to 120 thousands)

*2 Net income is forecasted to go up for increased number of subscribers, expansion in scope of consolidation and efficient allocation of marketing costs are to be realized, though expenses in implementing Mid-Term Vision is also expected to increase.

*3 Annual dividends of ¥750 is forecasted.

## Progress in the first FY of the Mid-Term Vision

1. Upward trend in number of subscribers is stabilized by aggressive marketing procedures
2. Progress in investing activities are as follows

**·Strengthening of relationship with / invest in broadcasters**
Acquired some shares of SPACE SHOWER NETWORKS INC., J SPORTS Broad Casting Corporation, Nikkatsu Corporation and other companies

**·Establishment of basic structure for supply and sales of STBs**
Joint establishment of SKYPerfect Marketing Co., Ltd. with JSAT Corporation and commenced a rental service of STBs

**·OptiCast and CATV businesses**
Started operation of OptiCast Marketing Co., Ltd., jointly owned by NTT Group and commenced sales activities of the service for detached houses (from April 2006)
Fully digitized Cable television Adachi's CATV service

**·Investment in contents production and in contents-related companies**
Established SKY Perfect Well Think Co., Ltd., and started investment business in contents production

**·New businesses (including M&As)**
Established SKY Perfect Mobile Co., Ltd., and taking share-ownership in Index Corporation and other companies




## SKY Perfect's Basic Perception regarding Structure of Satellite Broadcasting Businesses

During the 10 years since the commencement of satellite broadcasting businesses in Japan, the separated structure of satellite operator, platform and broadcastors worked efficiently for number of broadcasters to emerge in the market

—Issues to be focused on—
· Expansion of the market while implementing the diversity
· Adopting to the changes in business environment, such as the trend toward high-definition broad casting
↓
Revision of the separated structure and introduction of new business model is needed



Japan
U.S.
U.K.
Common
TV sets
STB production
Sattelite
Platform
Broadcasting & packaging
Production of programs
TV sets
SKY Perfect
EchoStar
DirecTV
SES
BskyB
CATV

## Multi Platform Strategy

**Utilizing the brand value of "SKY PerfecTV!"**

**Attract customers with diversified platform and appealing contets**

**For any TVs (Easy to subscribe)**

**Utilizing the diffusion of terrestrial digital broadcasting (Three wave-length tuners)**

**On FTTH (Triple-play service)**

***Win New Subscribers in Every Services of SKY Perfect!***




## Three-Way Approach

Diffusion of optical fiber communications is accelerated by NTT's aggressive marketing activities aiming to surge the number of B FLETS users, to 30 billion and keen competition between telecommunication carriers

Diffusion of Digital TV sets are to be accerelated towards full digitization of broadcasting in 2011

**SKY PerfecTV! HIKARI**

Target on triple play customer acquisition building on the diffusion of fiber-optical networks.
Diffusion of terrestrial digital broadcasting is expected have positive effects.

-Issues to be worked upon-
- Launch of the service for detached houses
- Expansion of service areas
- Introduction of IP-based service


Expansion of B FLETS
Diffusion of terrestrial digital broadcasting

**SKY PerfecTV! 110**

Accelerating the subscriber acquisition by utilizing the diffusion of three-wavelength tuners

-Issues to be worked upon-
- Early implementation of shifts in high definition broadcasting

**SKY PerfecTV!**

As the easiest-to-subscribe service in our multichannel broadcasting service line-up, user-friendliness and convenience of the service is pursued

-Issues to be worked upon-
- Introduction of the next generation STBs
- Launch of high-definition broadcasting
- Retransmission of terrestrial digital broadcasting

## SKY PerfecTV*!* –New Program Packages–

- 520 thousands subscribers has chosen the new program packages as of April 2006
- 40 to 50 % of new individual subscribers for SKY PerfecTV*!* take the new program packages

  >>>> Increase in ARPU expected


(Thousands)
600
500
400
300
200
100
0
05/12
06/1
06/2
06/3
06/4
Valuble Pack
Selece 15




## SKY PerfecTV*!* –Service Reinforcements–

- 20 % of new subscribers for SKY PerfecTV*!* is using rental STB system
- Planned reinforcement of services to provide more enjoyable experience with SKY PerfecTV*!*

**Introduction of Digital Video Recorder**

To enable subscribers watch programs at ones' convenient time and use the function of auto recording system of programs on ones' pre-registerd preference

**Reception in multiple number of TVs from one antenna**

To respond to the needs from subscribers of viewing in multiple number of rooms and of recording programs while watching the other program on TV

## 2006 FIFA World Cup Germany™

- A dedicated TV channel for the World Cup (From May 9 to July 10, 2006)
- Free broadcast of all 64 games to subscribers
- High-definition and 5.1 surround system broadcasting on SKY PerfecTV! 110
- Take a special sponsorship in a public viewing events
- Broadcast of soccer programs before the World Cup
  - FIFA Confederations Cup Germany 2005
  - UEFA Champins League (match final)
  - Live broadcast of test games before the World Cup

Ready for 2006!



Masahi Nakayama

**>>> Greater customer satisfaction and attraction of new subscribers expected**




## SKY PerfecTV! 110

Aiming to double the number of new subscribers by fortifying the marketing measures supported by diffusion of the tuner

- **Expected volume of shipments for equipments compatible with terrestrial digital broadcasting is 7.4 million for 2006**
- **Fortify the marketing activities at affiliated stores of electric-appliance makers**
- **Establishment of help-line for reception of SKY PerfecTV! 110**
- **¥5,000 refund campaign being implemented in FY 2006**



(Thousands)
495
1,665
4,124
7,400
2003
2004
2005
2006 (E)
TV sets
DVD Recorders
STBs


Source: Japan Electronics and Information Technology Industries Associat

## Number of Subscriber and Subscription Rate


(Thousands)
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
7.6%
12.2%
13.6%
14.1%
14.4%
15.3%
15.3%
13.8%
17.3%
18.6%
Number of households within properties that have approved service provision
Number of householdes within properties currently receiving service
Of multichannel broadcasting service subscribers
Subscription rate

* Subscription rate is calculated using number of households within properties currently receiving service and number of households that are subscribing multichannel broadcasting service and billed at the end of each month.

21



## SKY PerfecTV! HIKARI - Area Coverage

**During FY2005**

The service for condominiums is provided within certain areas in the three major cities of Tokyo, Osaka and Nagoya

**From April 2006**

The service for detached houses starts on schedule shown below.

Areas covered by NTT East ... The 23 ward of Tokyo Metropolitan, Kanagawa Prefecture, Chiba Prefecture

Areas covered by NTT West ... Areas with telephone numbers starting with 06 in Osaka, Nishinomiya, Takarazuka and Nagoya

Excluding some areas with relatively less detached houses


Tokyo Metropolitan Area
From April 2006
Osaka and Hyogo Prefectures
From July 2006
Nagoya

22

## Number of NTT's B FLETS Users and Targeting Number of SKY PerfectTV/ HIKARI Subscribers



Number of NTT's B FLETS Users
(Thousands)
7000
6000
5000
4000
3000
2000
1000
0
840
1,665
3,419
6,119
'04/3
'05/3
'06/3
'07/3 (E)
NTT East
NTT West
Source: Released information by NTT East and West


**Number of B FLET'S Users in SKY PerfecTV/ HIKARI Service Area**

As of the end of FY2005
**700 thousands**
(Estimated)

For FY2006
**500 thousands New Users**
(Estimated)

23



## Providing a Triple-Play Service

The Triple-Play Service
--A powerful combination of OptiCast and NTT--



Customer
B FLET'S
Fiber-To-The-Home Internet service
Broadcasting services
High-speed Internet connections
Hikari Denwa
(IP phone service)
OptiCast Inc.
ISPs


**SKY PerfecTV/ HIKARI Pack**
About 70 channels for 4,590 yen per month (including basic fee and STB rental fee)
**SKY PerfecTV/ HIKARI Pack Selection**
About 50 channels for 3,990 yen per month (including basic fee and STB rental fee)
**Free-of-Choice**
Basic fee (1,460 yen) + STB rental fee + subscription fee for selected channels

24

## Wired Services

| | FTTH | | CATV | |
|---|---|---|---|---|
| **Business Model** | Broadcasting Service Using NTT Optical Fiber Network | Broadcasting Service Using Optical Fiber Network owned by Electronic Power Companies and others | Cannel Lease | Trans-Modulation |
| **Law** | Law Concerning Broadcast via Telecommunications Carriers' Facilities | | Broadcast Law | |
| **Entity of Broadcasting** | OptiCast | | | CATV |
| **Sales Promotion** | OptiCast Marketing | OptiCast | | CATV |
| **Customer Management/ Billing** | DNCC | | | |
| **Service Area (example)** | Metropolitan Areas, such as Tokyo, Osaka, Nagoya | Fukuyama (Energia Communications, Inc.) | CCY Achi-Mura | CTA |
| **Classification on Subscriber Release** | SKY PerfecTV/ HIKARI Service | | | Other Wired Services |




## Distribution of Video Contents through IP and Mobile – 2006 FIFA World Cup Germany™

**SKY Perfect Communications and SKY Perfect Mobile, Inc. acquired the video content distribution rights* of 2006 FIFA World Cup Germany™**

* The video content distribution rights of 2002 FIFA World Cup Korea/Japan™ and FIFA Confederations Cup Germany 2005 are also acquired.

■ **SKY Perfect BB**

A dedicated website for 2006 FIFA World Cup Germany to be opened in the middle of May 2005.
Summarized video contents of the 64 games will be distributed for no contents charge



■ **SKY PerfecTV/ WORLD SOCCER** (Website for mobile contents)

Summarized video contents and simultaneous flash reports of the games will be distributed to the pay subscribers of the website

**Tie-up projects with SKY Perfect's original TV programs and public viewing events**

→ Broadcast of TV programs with viewer participating through Internet and mobile
→ Offer a fun experience with 2006 FIFA World Cup Germany™ utilizing SKY Perfect's multiple platform

## Channel Lease Business in Achi-Mura, Nagano

**Cable television facilities using optical fiber networks**
**(1 line each for broadcasting and telecommunication)**



Internet
ISPs
NTT
GE-OLT
OptiCast Inc. pay Achi-mura regional government for using its optical fiber networks
Head end
BS and terrestrial (digital &analog)
CS digital
CS digital
EO
Optical fiber
Optical fiber
IP telecommunication
Video distribution
Access line
TV
TV
C-CAS
IP telephone service
Internet connection service
STB (FTTH type)
Terrestrial analog broadcasting
Terrestrial digital broadcasting
BS digital broadcasting
FM radio
CS digital broadcasting (SKY PerfecTV!)
Transmission point (Cable television broadcasting facilities)
Detached houses / Condominiums


Video relay

Receive signals of SKY PerfecTV!, Terrestrial and BS broadcasting and FM radio

Transmission at 770MHz or less

Receive signals and convert it into ordinary video signal

Distribute the video signal to each houses and rooms through coaxial cable

27 

## General Notes to This Material

- Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise.
- "Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
- Number of Subscribers

  Number of Individual Subscribers (DTH)

  Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

Number of Total Registrations:

The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

- "Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.

  EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.
- Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

**<For any inquiries about this material or investor relations of our company>**
**SKY Perfect Communications Inc. PR & IR Department**
**(E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)**

28 

SKY Perfect Communications Inc.

*News Release*

RECEIVED

2006 JUL 10 P 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE



May 31, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Notice of Construction of a New Broadcasting Center

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce that a meeting of the Board of Directors held on May 31, 2006 adopted a resolution to rent a site (approx. 8,265 square meters) owned by Takenaka Corporation (Head Office: Chuo-ku, Osaka; President and Chief Executive Officer: Toichi Takenaka; "Takenaka") in Koto-ku, Tokyo and to build a new broadcasting center on the site. Details are provided below. The two companies will sign a basic agreement in the near future on land lease and design and supervision, construction and maintenance of the new broadcasting center after committing to long-term beneficial and friendly relations.

1. Reason for Construction of the New Broadcasting Center

SKY Perfect owns three broadcasting centers. Specifically, the Meguro Media Center in Shinagawa-ku, Tokyo and the Aomi Broadcasting Center in Koto-ku, Tokyo have been owned since the merger between PerfecTV! and JSkyB in 1997. The Koyamadai Transmission Center has been in the Company's possession since the merger with Plat One Corporation in 2004. Through these centers, nearly 300 channels of broadcasting programs are uplinked from ground transmission facilities at Meguro, Tennozu and Todoroki and elsewhere to communication satellites to deliver multichannel broadcasting services such as SKY PerfecTV!, SKY PerfecTV! 110 and SKY PerfecTV! HIKARI.

Forming the backbone of SKY Perfect's platform business, the broadcasting centers and ground transmission facilities have the social obligation of consistently providing broadcasting services even in the wake of major disasters. In preparation for such unexpected events, SKY Perfect has been studying measures against operational risks in the event of massive disasters. In a bid to streamline operations and eliminate redundant costs while simultaneously strengthening measures against operational risks by integrating equipment and systems that are currently operated separately, SKY Perfect recently decided to rent a site owned by Takenaka in Koto-ku, Tokyo and to build a new broadcasting center on the site. The site has an appropriate area of 8,265 square meters and has been selected from among several prospective locations. The new broadcasting center will be a reinforced concrete structure with five aboveground stories and will have an approximate total floor area of 16,530 square meters.

To deliver highly reliable multichannel broadcasting services to customers with consistent quality, SKY Perfect will build a new center that is sufficiently robust to withstand major disasters and that has the flexibility to respond to dramatic changes in media conditions. Details of the new broadcasting center including the date of service inauguration will be announced at a later date after they have been decided.

2. Timetable

May 31, 2006: Resolution of the Board of Directors

Early in June 2006: Execution of the agreement

End of December 2006: Acquisition of a building permit

End of March 2008: Completion and handover

3. Future outlook

SKY Perfect estimates that it will invest approximately 7.5 billion yen in the building, equipment and incidental facilities. As a result of the amalgamation of the centers, annual operation costs including depreciation will not differ significantly from existing levels. The effects of this move therefore on the Company's consolidated business results is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

• Draft plan for the new broadcasting center

(1) Planned site: Koto-ku, Tokyo

(The nearest railway station is Toyocho Station on the Tokyo Metro Tozai Line.)

(2) Site area: Approx. 8,265 $m^2$ (approx. 2,500 tsubo)

(3) Total floor area: Approx. 16,530 $m^2$ (approx. 5,000 tsubo)

(4) Structure and scale: Steel-frame structure with five stories above ground and a two-story penthouse

* Content production facilities including a total of five studios will be installed on the first floor of the building with a total of eight large-diameter uplink antennas on the fifth-story rooftop.

• Draft scheme drawing of the new broadcasting center



a. Facilities
b. Machine room
c. Utility room
d. Platform operation room for SKY PerfecTV! 110 service
e. Platform operation room for SKY PerfecTV! service
f. Storage
g. Conference room
h. Meeting space
i. Transmission arrange room
j. Studio
k. Sub-control room
l. Atrium
m. Sub-control room
n. Production facilities
o. Facilities and machine room

# SKY Perfect Communications Inc.

## News Release



June 2, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Total Registrations and Individual Subscribers as of the end of May 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of May 2006.

| TOTAL | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 58,925 | 44,219 |
| Churn | 35,782 | 27,479 |
| Churn Rate*3 | 10.4% | 9.3% |
| Net Increase | 23,143 | 16,740 |
| **Cumulative Total** | **4,150,385** | **3,565,849** |

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

| SKY PerfecTV! | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 34,144 | 29,397 |
| Churn | 27,217 | 25,709 |
| Churn Rate*3 | 8.7% | 9.5% |
| Net Increase | 6,927 | 3,688 |
| **Cumulative Total** | **3,747,096** | **3,259,868** |

| SKY PerfecTV! 110 | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 23,210 | 13,29 |
| Churn | 8,107 | 1,31 |
| Churn Rate*3 | 28.9% | 6.5 |
| Net Increase | 15,103 | 11, |
| **Cumulative Total** | **351,378** | **255** |

| | | |
|---|---|---|
| **Cumulative Total of DTH Services** | **4,098,474** | **3,51** |

| Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4 | Total Subscribers*1 | Individual Subsc |
|---|---|---|
| New Subscribers | 1,010 | |
| Churn | 55 | |
| Churn Rate*3 | 5.9% | |
| Net Increase | 955 | |
| **Cumulative Total** | **12,054** | |

SKY Perfect Communications Inc.

*News Release*





June 2, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Total Registrations and Individual Subscribers as of the end of May 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of May 2006.

| TOTAL | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 58,925 | 44,219 |
| Churn | 35,782 | 27,479 |
| Churn Rate*3 | 10.4% | 9.3% |
| Net Increase | 23,143 | 16,740 |
| **Cumulative Total** | **4,150,385** | **3,565,849** |

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

| SKY PerfecTV! | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 34,144 | 29,397 |
| Churn | 27,217 | 25,709 |
| Churn Rate*3 | 8.7% | 9.5% |
| Net Increase | 6,927 | 3,688 |
| **Cumulative Total** | **3,747,096** | **3,259,868** |
| **SKY PerfecTV! 110** | Total Subscribers*1 | Individual Subscribers*2 |
| New Subscribers | 23,210 | 13,291 |
| Churn | 8,107 | 1,314 |
| Churn Rate*3 | 28.9% | 6.5% |
| Net Increase | 15,103 | 11,977 |
| **Cumulative Total** | **351,378** | **255,147** |
| **Cumulative Total of DTH Services** | **4,098,474** | **3,515,015** |

| Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4 | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 1,010 | 938 |
| Churn | 55 | 53 |
| Churn Rate*3 | 5.9% | 6.0% |
| Net Increase | 955 | 885 |
| **Cumulative Total** | **12,054** | **11,540** |

| Other Wired Broadcasting Services*5 | Total Subscribers*1 | Individual Subscribers*2 |
|---|---|---|
| New Subscribers | 561 | 593 |
| Churn | 403 | 403 |
| Churn Rate*3 | 12.2% | 12.4% |
| Net Increase | 158 | 190 |
| **Cumulative Total** | **39,857** | **39,294** |
| **Cumulative Total of Wired Broadcasting Services** | **51,911** | **50,834** |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of May 2006.

| SKY PerfecTV! HIKARI | Properties that have approved service provision*6 | Properties currently receiving service*7 |
|---|---|---|
| Number of properties | 456 | 678 |
| Number of households*8 | 61,025 | 49,136 |

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.
*News Release*

FILE No.
82—5113

June 19, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

# Concessions for Victims of Continued Rainfall on Okinawa Main Island in Relation to July Billing Amounts

SKY Perfect Communications Inc., together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

June 19, 2006
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

## Concessions for Victims of Continued Rainfall on Okinawa Main Island in Relation to July Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) have decided to offer concessions to subscribers living in municipalities in Okinawa Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by continued heavy rainfall. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV! 110" in the area would be exempt from paying their July bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the heavy rainfall.

Details

1. Applicable areas (As of June 19, 2006)
   (1) Naha-shi and Nakagami-gun Nakagusuku-son in Okinawa Prefecture.
   (2) Where it is deemed that damage has been incurred similar to that in the above areas as a result of the heavy rainfall.

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

SKY Perfect Communications Inc.

*News Release*

FILE No.
82—5113

June 20, 2006
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

## Postponement of the Launch of the Digital Oconomy* Guide Service (DOGs) – Program Information Service Based on Broadcast Program Metadata –

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has decided to postpone the launch of the Digital Oconomy Guide service ("DOGs"), the program information service that it planned to launch on June 28, 2006, until the spring of next year.

The DOGs uses broadcast program metadata, which carry descriptive information on the programs, to provide program information guides. It is a program information service that allows users to pre-register information on their preferences on a special website via a PC or a mobile phone so that program information can be selected from around 300 channels on SKY PerfecTV!, SKY PerfecTV! 110, and SKY PerfecTV! HIKARI based on their preferences and delivered directly to their PCs or mobile phones.

SKY Perfect is currently engaged in additional development to bolster the support systems and services for the entry of program information by each of the broadcasters for DOGs, and now plans to launch the service in spring 2007 after the all technology associated with the service has been fully tested. No firm date has yet been set for the service launch, but the new launch date will be announced as soon as it is finalized.

*Oconomy: A coined word combining 'economy' and a Japanese word 'okonomi (as you like)'.

For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

June 27, 2006
SKY Perfect Communications Inc.

# Announcement of Executive Reshuffle

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) is pleased to announce that the 12th Ordinary General Shareholders' Meeting held today approved and formally decided on the appointment of directors and replacement auditor.

Following the General Meeting of Shareholders, a meeting of the Board of Directors meeting was held to appoint representative directors, directors with portfolio and executive officers. The appointment of representative directors of consolidated subsidiaries has been formally or informally decided as follows.

- Directors (as of June 27. The director marked with an asterisk (*) has been newly appointed.)

| | Name | Duties and Responsibilities |
|---|---|---|
| Chairman and Representative Director (Former Executive Vice President and Director) | Hiroyuki Shinoki | Internal Audit Dept., Privacy Compliance Dept., Business Development Group and Technology & Development Group<br>[From July 1, 2006] Internal Audit Dept., Privacy Compliance Dept., SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept., Business Development Group and Technology & Development Group |
| President and Representative Director (Former Managing Director) | Masao Nito | Corporate Planning Dept. and Affiliates Administration Dept. |
| **Executive Vice President*** | **Hajime Tanabe** | Platform Strategy Planning Dept., Programming & Coordination Group, Broadcasting Business Group and Sales Group<br>[From July 1, 2006] Programming & Coordination Group, Broadcasting Business Group and Sales Group |
| Managing Director | Ryoji Hirabayashi | Finance & Control Group |
| Director, Executive Advisor (Former Chairman and Representative Director) | Yasushi Hosoda | |

| | | |
|---|---|---|
| Non-Executive Director | Tatsuro Saitoh | |
| Non-Executive Director | Kikujiro Shikano | |
| Non-Executive Director | Tatsuya Tamura | |
| Non-Executive Director | Kageo Nakano | |
| Non-Executive Director | Nozomu Yoshida | |
| Non-Executive Director | Toshichika Ishihara | |
| Non-Executive Director | Kenji Kamimura | |
| Non-Executive Director | Masakatasu Mori | |

- Replacement Auditor (as of June 27)

| Name |
|---|
| Fumio Koma |

(Reference)

<Incumbent auditors>

| Name | Post |
|---|---|
| Yoshiki Hirowatari | Auditor (Standing) |
| Ryosuke Tsuruma | Auditor (Standing) |
| Masao Sakai | Auditor |

<Retired director>

| Name | Former Post |
|---|---|
| Hajime Shigemura | President and Representative Director |

<Retired auditor>

| Name | Former Post |
|---|---|
| Tamotsu Iba | Auditor |
| Nobuyuki Kaneko | Auditor |

- Executive Officers (as of June 27. The executive officer marked with an asterisk (*) has been newly appointed.)

| Post | Name | Duties and Responsibilities |
|---|---|---|
| First Senior Executive Officer | Junichi Watanabe | Incumbent president and representative director of SKY Perfect Well Think Co., Ltd., Samurai TV Inc. and Pay Per View Japan, Inc. |
| Senior Executive Officer | Toshikuni Shimizu | General Manager of Finance & Control Group |
| Senior Executive Officer | Masafumi Kawanishi | General Manager of Sales Group |
| Senior Executive Officer | Akira Tanaka | General Manager of Programming & Coordination Group and Broadcasting Business Group |
| **Senior Executive Officer*** | **Keiichiro Demizu** | To be appointed as President and Representative Director of OptiCast Inc. on June 28, 2006 |
| Executive Officer | Uju Yamazaki | General Manager of Business Development Group |
| Executive Officer | Shuhei Yamaura | General Manager of Technology & Development Group |

- Consolidated Subsidiaries

The ratio of shareholding marked with an asterisk (*) represents indirect ownership.

| Company Name | Ratio of Shareholding | President and Representative Director |
|---|---|---|
| Data Network Center Corporation | 51.0% | Hisami Kataoka |
| **Multi Channel Entertainment Inc.** | **90.0%** | **Yoshinori Tanahashi (*1)** |
| Samurai TV Inc. | 80.2% | Junichi Watanabe |
| **OptiCast Inc.** | **100.0%** | **Keiichiro Demizu (*2)** |
| **OptiCast Marketing Inc.** | ***51.0%** | **Tatsuro Saitoh (*3)** |
| SKY Perfect Well Think Co., Ltd. | 100.0% | Junichi Watanabe |
| SKYPerfect Marketing, Co., Ltd. | 51.0% | Takahito Okunaga |
| Pay Per View Japan, Inc. | 65.0% | Junichi Watanabe |
| Cable television Adachi Corporation | 77.3% | Yoichi Ooe |
| SKY Perfect Mobile, Inc. | 51.0% | Uju Yamazaki |
| CS Now Corporation | 100.0% | Toshikuni Shimizu |
| **Information Network Koriyama Inc.** | ***66.7%** | **Tatsuro Saito (*4)** |

(*1) To be appointed as President and Representative Director of Multi Channel Entertainment Inc. on June 29
(*2) To be appointed as President and Representative Director of OptiCast Inc. on June 28
(*3) To be appointed as President and Representative Director of OptiCast Marketing Inc. on June 28
(*4) Appointed as President and Representative Director of Information Network Koriyama Inc. on June 8

(Reference)



General Shareholders' Meeting
Board of Auditors
Board of Directors
Compensation Advisory Committee
Candidate Advisory Committee
Governance Advisory Committee
Chairman
Internal Audit Department
Compliance Committee
President
Management Committee
Information Disclosure Committee
Risk Management Committee
Committee for the Management of Personal Information
Information Security Management Committee
Finance & Control Group
Programming & Coordination Group
Broadcasting Business Group
Sales Group
Business Development Group
Technology & Development Group
Corporate Planning Dept
Affiliates Administration Dept.
Privacy Compliance Dept
SKY PerfecTV! Tokyo Media Center Construstion Arrangement Dept.
Legal Dept
Human Resources & General Affairs Dept.
Finance & Accounting Dept.
Public Relations & Investor Relations Dept.
Programming & Coordination Dept.
CS 110° Programming Dept.
Market Analysis Dept.
Customers Satisfaction Promotion Dept
Broadcasting Business Dept.
Program Information Center
Advertising & Promotion Dept.
Sales Planning & Control Dept.
Sales Dept.
CS 110° Sales promotion Dept.
Business Development & Promotion Dept.
Business Investment Dept.
Broadcasting & Production Technology Dept.
Platform Systems Dept.
Information Technolgy Dept.
Platform Technology Dept.


Excluding project basis organizations

FILE No. 82-5113

(Summary English Translation)

June 5, 2006

TO OUR SHAREHOLDERS:

15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
SKY Perfect Communications Inc.
Yasushi Hosoda
Chairman and Representative Director

Notice of Convocation of the 12th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 12th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may exercise your voting rights in writing or by electronic means (internet). After examining the attached reference materials, please exercise your voting rights by either means. If you wish to do so by electronic means (internet), please examine the enclosed reference material entitled "Exercising Voting Rights through the Internet".

Particulars

(1) Date: 10:00 a.m., Tuesday, June 27, 2006

(2) Place: Century Room
Hotel Century Hyatt Tokyo, 1st Floor in the Basement
7-2, Nishi-shinjuku 2-chome
Shinjuku-ku, Tokyo

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of Business Report, Balance Sheet and Statement of Income for the 12th fiscal year from April 1, 2005 through March 31, 2006.
2. Presentation of Consolidated Balance Sheet and Consolidated Statement of Income and Audit Reports for consolidated financial statements by Accounting Auditor and by the Board of Corporate Auditors for the 12th fiscal year from April 1, 2005 through March 31, 2006.

Matters to be resolved:

| | |
|---|---|
| Agendum No. 1: | Approval of the proposed appropriation of profit for the 12th fiscal year |
| Agendum No. 2: | Amendment to the Articles of Incorporation |
| Agendum No. 3: | Election of 13 Directors |
| Agendum No. 4: | Election of one Auditor to Fill a Vacancy |
| Agendum No. 5: | Retirement Allowance for Retired Directors |
| Agendum No. 6: | Amendment of Amount of Remuneration for Directors |

(Attached Materials)

**BUSINESS REPORT**

For the period from April 1, 2005 through March 31, 2006

## 1. SUMMARY OF OPERATIONS

Business developments and results, financing and capital investments of the Company and the Group for the fiscal year ended March 31, 2006, business results and financial position in recent years and future business strategies are mentioned.

## 2. SUMMARY OF THE COMPANY

Information relating to principal businesses of the Group, offices of the Group, state of shares, major shareholders, state of acquisition, disposal and holding of own shares, state of stock acquisition rights, employees of the Group, combined businesses, principal correspondent banks, directors and auditors of the Company, amount of remuneration and other financial benefits as a consideration of exercise of function paid to directors and auditors, and amount of remuneration for the Accounting Auditor are mentioned.

## 3. MATERIAL EVENT THAT HAS OCCURRED SINCE APRIL 1, 2006

Information relating to material event that has occurred since April 1, 2006 is mentioned.

# BALANCE SHEET
## (As of March 31, 2006)

*(Millions of yen)*

| | | | |
|---|---|---|---|
| **<Assets>** | | **<Liabilities>** | |
| **Current Assets:** | | **Current Liabilities:** | |
| Cash and deposits | 25,345 | Accrued accounts | 6,532 |
| Accounts receivables | 6,810 | Accrued expenses | 613 |
| Securities | 2,012 | Deposits received (pay-per-view) | 8,873 |
| Broadcasting rights | 2,478 | Accrued income taxes | 113 |
| Inventory goods | 411 | Allowance for employees' bonuses | 215 |
| Prepaid expenses | 2,034 | Other | 1,614 |
| Accrued revenue | 99 | **Total current liabilities** | **17,962** |
| Accrued tax and other | 165 | | |
| Other | 1,480 | **Fixed Liabilities:** | |
| Allowance for doubtful receivables | -234 | Long-term accrued accounts | 95 |
| **Total current assets** | **40,604** | Guaranty deposit | 799 |
| | | Deferred tax liability | 5,176 |
| **Fixed Assets:** | | Allowance for retirement benefit | 658 |
| **Tangible fixed assets:** | | Allowance for directors' retirement bonus | 17 |
| Buildings | 1,724 | Other | 74 |
| Machinery and equipment | 9,771 | **Total fixed liabilities** | **6,822** |
| Automotive equipment | 2 | | |
| Tools, appliance and equipment | 447 | **Total Liabilities** | **24,785** |
| Nominal account for construction | 132 | | |
| **Total tangible fixed assets** | **12,077** | **<Shareholders' Equity>** | |
| | | **Common stock** | **50,083** |
| **Intangible fixed assets:** | | **Capital surplus** | **43,995** |
| Trademark rights | 7 | **Capital reserve** | **16,786** |
| Telephone subscription rights | 2 | **Other capital surplus** | **27,208** |
| Software | 1,287 | Gains from capital reduction | 27,208 |
| **Total intangible fixed assets** | **1,297** | **Retained earnings** | **9,737** |
| | | Unappropriated net income | 9,737 |
| **Investment and other assets:** | | **Unrealized gains on stock etc.** | **5,574** |
| Investment securities | 52,188 | **Own shares** | **-10,282** |
| Subsidiary shares | 14,618 | | |
| Long-term loans receivable | 1,800 | **Total Shareholders' Equity** | **99,109** |
| Guarantee money deposited | 622 | | |
| Long-term prepaid expenses | 709 | **Total Liabilities and Shareholders' Equity** | **123,894** |
| Others | 77 | | |
| Allowance for doubtful receivables | -100 | | |
| **Total investment and others** | **69,915** | | |
| **Total fixed assets** | **83,290** | | |
| **Total Assets** | **123,894** | | |

## STATEMENT OF INCOME

From April 1, 2005
To March 31, 2006

*(Millions of yen)*

| | | |
|---|---|---|
| **<Recurring Loss and Revenues>** | | |
| **Operating Loss and Revenues** | | |
| **Operating Revenues:** | | |
| Platform business revenues | | 74,377 |
| **Operating Expenses:** | | |
| Platform business expenses | 49,343 | |
| Selling, general and administrative expenses | 22,417 | 71,761 |
| **Operating Income** | | **2,616** |
| **Non-operating Loss and Revenues** | | |
| **Non-operating Revenues:** | | |
| Interest and dividend income | 818 | |
| Gains on sale of securities | 3 | |
| Other | 59 | 881 |
| **Non-operating Expenses:** | | |
| Interest expenses | 6 | |
| Transfer to allowance for doubtful receivables | 100 | |
| Foreign exchange loss | 124 | |
| Other | 5 | 236 |
| **Ordinary Income** | | **3,261** |
| **<Extraordinary Loss and Revenues>** | | |
| **Extraordinary Revenues** | | |
| Gain on sale of investment securities | 1,023 | |
| Gain on sale of fixed assets | 0 | 1,023 |
| **Extraordinary Loss** | | |
| Loss from sale of investment securities | 1 | |
| Loss on valuation of investment securities | 43 | |
| Loss from retirement of fixed assets | 414 | |
| Impairment loss | 326 | |
| Loss from system usage agreement cancellation | 10 | 797 |
| **Net income before tax** | | **3,487** |
| Income taxes, inhabitants tax and business tax | | 6 |
| **Net Income** | | **3,480** |
| Profit brought forward | | 6,257 |
| **Unappropriated net income** | | **9,737** |

## STATEMENT OF APPROPRIATION OF PROFIT

**(Yen)**

| | |
|---|---|
| **Unappropriated net income** | 9,737,967,033 |
| This amount will be appropriated as follows: | |
| **Amount of dividend:** | 1,614,693,000 |
| **(750 yen per share)** | |
| **Bonus to Directors** | 7,520,000 |
| **Profit brought forward to the next period** | 8,115,754,033 |

(Note) Other capital surplus amount of 27,208,834,376 yen will be brought forward to the next period.

**Copy of Audit Report of the Accounting Auditor**

**AUDIT REPORT**

May 8, 2006

Mr. Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.

Tohmatsu & Co.

Katsuji Hayashi (Seal)
Certified Public Accountant
Senior Partner

Kohei Kan (Seal)
Certified Public Accountant
Partner

Kenichi Iino (Seal)
Certified Public Accountant
Senior Partner

We have audited, pursuant to the provisions of Article 2, Paragraph 1 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the balance sheet, statement of income, and business report (limited to the portion relating to accounting), proposed appropriation of profit and supporting schedules (limited to the portion relating to accounting) of SKY Perfect Communications Inc. ("the Company") for the 12th fiscal year from April 1, 2005 to March 31, 2006. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records. It is the responsibility of the management of the Company to prepare these financial statements and supporting schedules, while our responsibility is to express our opinion on the financial statements and supporting schedules from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supporting schedules by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures for subsidiaries as deemed necessary by us.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.
As is set forth in Alteration of Accounting Principles, the Company and its subsidiaries have adopted accounting standards relating to impairment of fixed assets since the current fiscal year, which is due and proper, with such adoption conforming to the implementation of new accounting standards.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed appropriation of profit is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supporting schedules (limited to the portion relating to accounting) do not contain any items that should be pointed out pursuant to the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

## Copy of Audit Report of the Board of Statutory Auditors

## AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after receiving reports on auditing methods and results from each Statutory Auditor and upon consultation, concerning the execution of duties of the Directors during the 12th fiscal year from April 1, 2005 to March 31, 2006, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor, in accordance with the auditing principles and assignment among such Auditors prescribed by the Board of Statutory Auditors, has regularly attended meetings of the Board of Directors and other important meetings, received reports on the status of business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the major business offices such as the head office and the branch offices, and received reports from subsidiaries whenever necessary and investigated the conduct of business and the condition of properties of the subsidiaries. Each Statutory Auditor has also received reports and explanations from the Independent Accountants and examined the financial statements and the supporting schedules.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or its shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of profit, in light of the financial position and other condition of the Company;

(4) The supporting schedules set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors; and

(6) There has been neither any fraudulent act nor any breach of Japanese laws and regulations or the Articles of Incorporation of the Company in connection with the exercise of function of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and subsidiaries or its shareholders or the acquisition or disposal, etc. of treasury stock.

May 11, 2006

Board of Statutory Auditors
SKY Perfect Communications Inc.

Yoshiki Hirowatari (Seal)
Full-time Statutory Auditor

Ryosuke Tsuruma (Seal)
Full-time Statutory Auditor

Tamotsu Iba (Seal)
Statutory Auditor

Masao Sakai (Seal)
Statutory Auditor

Nobuyuki Kaneko (Seal)
Statutory Auditor

*(Note) Mr. Yoshiki Hirowatari, Mr. Ryosuke Tsuruma, Mr. Masao Sakai and Mr. Nobuyuki Kaneko are outside Statutory Auditors as required under paragraph 1, Article 18 of the now-defunct "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".*

**CONSOLIDATED BALANCE SHEET**
**(As of March 31, 2006)**

*(Millions of yen)*

| | | | |
|---|---|---|---|
| **<Assets>** | | **<Liabilities>** | |
| **Current Assets:** | | **Current Liabilities:** | |
| Cash and deposits | 38,308 | Accrued accounts | 8,365 |
| Accounts receivables | 7,786 | Short-term loan payable | 700 |
| Securities | 2,012 | Deposits received (pay-per-view) | 13,003 |
| Inventory assets | 3,072 | Accrued income taxes | 406 |
| Deferred tax asset | 37 | Allowance for employees' bonuses | 314 |
| Other | 7,981 | Other | 3,058 |
| Allowance for doubtful receivables | -280 | **Total current liabilities** | **25,848** |
| **Total current assets** | **58,917** | | |
| **Fixed Assets:** | | | |
| **Tangible fixed assets:** | | **Fixed Liabilities:** | |
| Buildings and accessory equipment | 4,115 | Long-term accrued accounts | 265 |
| Machinery and vehicles | 10,098 | Long-term loan payable | 979 |
| Nominal account for construction | 224 | Deferred tax liability | 5,176 |
| Other | 683 | Allowance for retirement benefit | 735 |
| **Total tangible fixed assets** | **15,122** | Allowance for directors' retirement bonus | 23 |
| | | Other | 1,324 |
| **Intangible fixed assets:** | | **Total fixed liabilities** | **8,505** |
| Software | 2,437 | | |
| Other | 1,290 | **Total Liabilities** | **34,353** |
| **Total intangible fixed assets** | **3,728** | | |
| | | **Minority Interest** | **4,818** |
| **Investment and other assets:** | | | |
| Investment securities | 51,926 | **<Shareholders' Equity>** | |
| Deferred tax asset | 71 | **Common stock** | **50,083** |
| Others | 3,404 | **Capital surplus** | **43,995** |
| **Total investment and others** | **55,402** | **Retained earnings** | **4,628** |
| | | **Unrealized gains on stock etc.** | **5,574** |
| **Total fixed assets** | **74,253** | **Own shares** | **-10,282** |
| **Total Assets** | **133,171** | **Total Shareholders' Equity** | **93,999** |
| | | **Total Liabilities, Minority Interest and Shareholders' Equity** | **133,171** |

## CONSOLIDATED STATEMENT OF INCOME

From April 1, 2005
To March 31, 2006

*(Millions of yen)*

| | | |
|---|---|---|
| **<Recurring Loss and Revenues>** | | |
| **Operating Loss and Revenues** | | |
| **Operating Revenues:** | | |
| Platform business revenues | | 82,329 |
| **Operating Expenses:** | | |
| Platform business expenses | 57,343 | |
| Selling, general and administrative expenses | 25,248 | 82,591 |
| **Operating Loss** | | **261** |
| **Non-operating Loss and Revenues** | | |
| **Non-operating Revenues:** | | |
| Interest and dividend income | 756 | |
| Gains on sale of securities | 3 | |
| Other | 90 | 850 |
| **Non-operating Expenses:** | | |
| Interest expenses | 38 | |
| Foreign exchange loss | 124 | |
| Investment loss by equity method | 265 | |
| Other | 53 | 481 |
| **Ordinary Income** | | **106** |
| **<Extraordinary Loss and Revenues>** | | |
| **Extraordinary Revenues** | | |
| Gains on sale of investment securities | 1,023 | |
| Gains on sale of fixed assets | 3 | 1,026 |
| **Extraordinary Loss** | | |
| Loss from sale of investment securities | 1 | |
| Loss on valuation of investment securities | 43 | |
| Loss from retirement of fixed assets | 456 | |
| Impairment loss | 326 | |
| Other | 73 | 902 |
| **Net income before tax** | | **230** |
| Income taxes, inhabitants tax and business tax | 378 | |
| Adjustment of income tax and other | -64 | 314 |
| Loss of minority shareholders | | 441 |
| **Net Income** | | **357** |

**Copy of Audit Report of the Accounting Auditor for Consolidated Financial Statements**

**AUDIT REPORT**

May 8, 2006

Mr. Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.

Tohmatsu & Co.

Katsuji Hayashi (Seal)
Certified Public Accountant
Senior Partner

Kohei Kan (Seal)
Certified Public Accountant
Partner

Kenichi Iino (Seal)
Certified Public Accountant
Senior Partner

We have audited, pursuant to the provisions of Article 19-2, Paragraph 3 of "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations", the consolidated financial statements consisting of the consolidated balance sheet and the consolidated statement of income of SKY Perfect Communications Inc. ("the Company") for the 12th fiscal year from April 1, 2005 to March 31, 2006. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supporting schedules by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. The audit included audit procedures for subsidiaries as deemed necessary by us.

As a result of our audit, we are of the opinion that the consolidated balance sheet and the consolidated statement above mentioned present fairly the financial position and the results

of operations of the Group which consists of the Company and its subsidiaries in conformity with the laws and regulations and the Company's Articles of Incorporation.

As is set forth in Alteration of Accounting Principles, the Company and its subsidiaries have adopted accounting standards relating to impairment of fixed assets since the current fiscal year, which is due and proper, with such adoption conforming to the implementation of new accounting standards.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

## Copy of Audit Report of the Board of Statutory Auditors for Consolidated Financial Statements

### AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after receiving reports on auditing methods and results from each Statutory Auditor in connection with the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) for the 12th fiscal year from April 1, 2005 to March 31, 2006, and upon consultation hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor, in accordance with the auditing principles and assignment among such Auditors prescribed by the Board of Statutory Auditors, has received reports and explanations from the Directors and others and the Accounting Auditor in connection with the consolidated financial statements, worked in liaison with the auditors of the subsidiaries, received accounting reports from subsidiaries and consolidated subsidiaries whenever necessary, and investigated at the offices of such subsidiaries and consolidated subsidiaries the conduct of business and the condition of properties.

2. Results of Audit

(1) The methods and results of the audit by the Independent Accountants, Tohmatsu & Co., are due and proper;

(2) As a result of the investigation into the subsidiaries and the consolidated subsidiaries, there is no matter which is required to be pointed out by us in connection with the consolidated financial statements.

May 11, 2006

Board of Statutory Auditors
SKY Perfect Communications Inc.

Yoshiki Hirowatari (Seal)
Full-time Statutory Auditor

Ryosuke Tsuruma (Seal)
Full-time Statutory Auditor

Tamotsu Iba (Seal)
Statutory Auditor

Masao Sakai (Seal)
Statutory Auditor

Nobuyuki Kaneko (Seal)
Statutory Auditor

*(Note) Mr. Yoshiki Hirowatari, Mr. Ryosuke Tsuruma, Mr. Masao Sakai and Mr. Nobuyuki Kaneko and Mr. Fumiharu Shinoda are outside Statutory Auditors as required under paragraph 1, Article 18 of the now-defunct "the Law concerning the Exceptional Provisions of the Commercial Code concerning Audit, etc. of Joint Stock Corporations".*

## REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

### 1. Total number of voting rights owned by shareholders

2,150,507

### 2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of profit for the 12th fiscal year

The content of the proposed agendum is set forth in the "STATEMENT OF APPROPRIATION OF PROFIT" in the attachment hereto.

Agendum No. 2: Amendment to the Articles of Incorporation

The reasons for the amendment are mentioned. A comparison chart showing proposed amendments to the Articles of Incorporation is included.

Agendum No. 3: Election of 13 Directors

Names and brief personal histories of candidates, and number of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of one Auditor to Fill a Vacancy

The reason for electing an Auditor to Fill a Vacancy, and name and brief personal history of the candidate, and number of the Company's shares owned by such candidate are mentioned.

Agendum No. 5: Retirement Allowance for a Retired Director

The reason for presenting the allowance, and the name and brief personal history of the retiring Director and number of the Company's shares owned by such Director are mentioned.

Agendum No. 6: Amendment of Amount of Remuneration for Directors

The reason of amendment and the proposed details relating to the new maximum amount of fixed remuneration and allotment of stock options for non-monetary remuneration are mentioned.

(Summary English Translation)



June 27, 2006

TO OUR SHAREHOLDERS:

15-1, Shibuya 2-chome
Shibuya-ku, Tokyo
SKY Perfect Communications Inc.
Yasushi Hosoda
Chairman and Representative Director

Notice of Resolutions of the 12th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 12th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported:

1. Presentation of Business Report, Balance Sheet and Statement of Income for the 12th fiscal year from April 1, 2005 through March 31, 2006.

2. Presentation of Consolidated Balance Sheet and Consolidated Statement of Income and Audit Reports for consolidated financial statements by Accounting Auditor and by the Board of Corporate Auditors for the 12th fiscal year from April 1, 2005 through March 31, 2006.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of profit for the 12th fiscal year
Approved as proposed.
750 yen per share will be paid as a memorial dividend.

Agendum No. 2: Amendment to the Articles of Incorporation
Approved as proposed.

Agendum No. 3: Election of 13 Directors
Approved as proposed.

Agendum No. 4: Election of one Auditor to Fill a Vacancy
Approved as proposed.

Agendum No. 5: Retirement Allowance for Retired Directors
Approved as proposed.

Agendum No. 6: Amendment of Amount of Remuneration for Directors
Approved as proposed.

**BRIEF DESCRIPTION OF ANNUAL SECURITIES REPORT**

The Annual Securities Report for the 12th fiscal year (April 1, 2005 through March 31, 2006) prepared in accordance with Articles 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on June 27, 2006 through EDINET (Electronic Disclosure for Investors' Network).